Exhibit 99.2

ROMACORP, INC.
9304 Forest Lane, Suite 200
Dallas, Texas 75243

EXCHANGE OFFERING MEMORANDUM
AND
RELEASE AND CONSENT SOLICITATION STATEMENT

Offer to Exchange
Cash; or
10.5% Senior Notes due December 31, 2008; or
6.5% Senior Notes due December 31, 2008 and 13.2% Senior Notes dues December 31, 2008
for up to all of the outstanding
12% Senior Notes due July 1, 2006 (CUSIP No. 77583LAB2) of Romacorp, Inc.

Consent Solicitation
with respect to noteholders becoming a party to, and a beneficiary of, the Mutual Release
and with respect to certain proposed amendments to the Indenture governing the
12% Senior Notes due July 1, 2006 (CUSIP No. 77583LAB2) of Romacorp, Inc.

- The exchange offer and release and consent solicitation (the "exchange offer") expire at 5:00 pm, New York City time, on October 27, 2003, unless extended (the "expiration date").

- Holders who validly tender 12% Senior Notes due July 1, 2006 (the "senior notes") on or prior to the expiration date and do not validly withdraw such tenders will be entitled to receive, upon their election, either (a) cash in an aggregate amount of $650 for each $1,000 principal amount of senior notes tendered (the "Cash Alternative"), or (b) 10.5% Senior Notes due December 31, 2008 (the "tranche A senior notes") in an aggregate principal amount of (i) $1,000 for each $1,000 principal amount of senior notes tendered plus (ii) all accrued and unpaid interest (including interest on unpaid interest) as of the completion date (as defined below) on the senior notes tendered (not including any such interest paid in cash as described below) (the "Note 1 Alternative"), or (c) (A) 6.5% Senior Notes due December 31, 2008 (the "tranche B senior notes") in an aggregate principal amount of (i) $461.50 for each $1,000 principal amount of senior notes tendered plus (ii) 46.15% of all accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered (not including any such interest paid in cash as described below), and (B) 13.2% Senior Notes due December 31, 2008 (the "tranche C senior notes," and together with the tranche A senior notes and tranche B senior notes, the "new senior notes") in an aggregate principal amount of (i) $538.50 for each $1,000 principal amount of senior notes tendered plus (ii) 53.85% of all accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered (not including any such interest paid in cash as described below) (the "Note 2 Alternative"); provided that the Company shall only pay out up to $6,000,000 or such greater amount as it elects (the "Maximum Cash Amount"), to holders choosing the Cash Alternative, and to the extent the principal amount of senior notes tendered for cash as described above would otherwise require Romacorp to pay out an aggregate amount of cash in excess of the Maximum Cash Amount, Romacorp shall pay the Maximum Cash Amount to the holders choosing the Cash Alternative on a pro rata basis (based on the principal amount of senior notes tendered for cash by each such holder) in exchange for the applicable portion of such holders' senior notes tendered for cash, and such holders' senior notes tendered for cash and not exchanged for cash shall be exchanged for tranche A senior notes pursuant to the Note 1 Alternative (the "Maximum Cash Limitation"); provided further that if on a pro forma basis, taking into account (i) the payment of all fees and expenses incurred in connection with the exchange offer, (ii) all payments to landlords in exchange for certain rent reductions, rent relief and terminations of unprofitable locations, (iii) the December 31, 2003 principal payment due to Romacorp's senior lender (but excluding any non-mandatory principal payments made to such senior lender), and (iv) amounts payable to holders choosing the Cash Alternative, the Company has cash on hand in excess of $4,000,000 as of the completion date, such excess shall be used to pay all or a portion, as the case may be, of the accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered for new senior notes. **Tendering holders who fail to properly choose either the Cash Alternative, the Note 1 Alternative or the Note 2 Alternative in accordance with the letter of transmittal, release and consent shall be deemed to have elected the Cash Alternative (subject to the Maximum Cash Limitation).** With respect to all senior notes tendered in the exchange offer, all accrued and unpaid interest owing on such tendered senior notes, through the date on which the exchange offer closes (the "completion date"), shall remain unpaid and shall be cancelled upon completion of the exchange offer. The exchange offer is being conducted for up to all of the $55,000,000 aggregate outstanding principal amount of senior notes.

- Romacorp will not receive any proceeds from the exchange offer.

- Romacorp is soliciting holders to become party to, and a beneficiary of, a mutual release described in detail in this memorandum (the "Mutual Release"). Holders of senior notes who validly tender senior notes will be required to become party to, and a beneficiary of, the Mutual Release.

- Romacorp is soliciting consents to the proposed amendments to the indenture governing the senior notes (the "existing indenture") described in detail in this memorandum. The proposed amendments will eliminate or amend substantially all of the restrictive covenants and events of default contained in the existing indenture and waive any and all defaults or events of default under the existing indenture through the completion date (collectively the "proposed amendments"). Holders of senior notes who validly tender senior notes will be required to consent to the proposed amendments to the existing indenture.

- **The act of tendering senior notes pursuant to the exchange offer shall constitute an agreement to become bound by, and a beneficiary of, the Mutual Release and to consent to the proposed amendments.**

- If the exchange offer is consummated and senior notes having an aggregate principal amount of $50,875,000 or less are exchanged pursuant to the exchange offer, each holder of senior notes exchanged pursuant to the exchange offer will be entitled to receive an amount equal to such holder's pro rata share of $500,000 (the "consent fee") based upon the aggregate principal amount of the senior notes exchanged by such holder pursuant to the exchange offer relative to the aggregate principal amount of all senior notes exchanged by all of the holders of senior notes pursuant to the exchange offer. The consent fee will be paid in cash.

- The issuance of new senior notes in exchange for senior notes, the cash payment to holders who elect the Cash Alternative and the payment of the consent fee, if any, will occur, subject to the prior satisfaction or waiver of certain conditions as described herein, promptly following the expiration of the exchange offer. Among other conditions, the consummation of the exchange offer is conditioned upon the holders of at least 90% of the aggregate principal amount of the senior notes tendering and not withdrawing their senior notes in accordance with the terms of this exchange offer. All outstanding senior notes that are validly tendered and not validly withdrawn will be exchanged. The exchange of cash for senior notes will be a taxable exchange for U.S. federal income tax purposes. While not free from doubt, the Company intends to take the position that the exchange of new senior notes for senior notes is a tax-free recapitalization for U.S. federal income tax purposes.

- There is no established trading market for the new senior notes, and Romacorp does not intend to apply for listing of the new senior notes on any securities exchange.

For a discussion of factors that you should consider before you participate in the exchange offer and release and consent solicitation, see "Risk Factors" beginning on page 6 of this memorandum.

The new senior notes have not been registered under the federal securities laws or the securities laws of any jurisdiction. Accordingly, the new senior notes are being offered only to "accredited investors" (as defined in Regulation D under the Securities Act of 1933).

The date of this memorandum is September 22, 2003.

TABLE OF CONTENTS

You should rely only on the information contained in or incorporated by reference into this memorandum. Romacorp, Inc. ("Romacorp") has not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information in this memorandum is accurate as of the date on the front cover. The information Romacorp has filed and will file with the Securities and Exchange Commission (the "SEC") that is incorporated by reference into this memorandum is accurate as of the filing date of those documents. Romacorp's business, financial condition, results of operations and prospects may have changed since those dates and may change again.

Romacorp has prepared this memorandum solely for use in connection with the proposed exchange offer and release and consent solicitation described herein. This memorandum is personal to each offeree and does not constitute an offer to or solicitation of any other person or to the public generally to acquire securities. Distribution of this memorandum to any person other than the offeree and any person retained to advise such offeree with respect to its exchange and consent is unauthorized, and any disclosure of any of its contents, without Romacorp's prior written consent, is prohibited. Each prospective investor, by accepting delivery of this memorandum, agrees to the foregoing and to make no copies of this memorandum or any documents referred to herein.

Neither the SEC nor any state securities commission has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this memorandum. Any representation to the contrary is a criminal offense.

In making an investment decision, prospective investors must rely on their own examination of Romacorp and the terms of the exchange offer and release and consent solicitation, including the merits and risks involved. Prospective investors should not construe anything in this memorandum as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment or similar laws or regulations. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

This memorandum contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to Romacorp. No representation or warranty, express or implied, is made by the information agent as to the accuracy or completeness of the information contained herein (or made available in connection with an evaluation of Romacorp or an investment in the new senior notes) and nothing contained herein is, or shall be relied upon as, a promise or representation by the information agent as to the past or the future. The information agent and exchange agent assume no responsibility for the accuracy or completeness of such information.

Romacorp accepts responsibility for the information contained in this memorandum and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

Owners of senior notes are encouraged to read and to consider carefully the matters described in this memorandum as a whole, and under "Risk Factors" in particular, prior to deciding whether to participate in the exchange offer and release and consent solicitation. In making a decision to participate in the exchange offer and/or consent solicitation, owners of senior notes must rely on their own evaluation of Romacorp and the terms of the exchange offer and release and consent solicitation, including the merits and risks involved.

Prior to the completion of the exchange offer and release and consent solicitation, each holder of senior notes will be given the opportunity to ask questions of and obtain additional information from Romacorp concerning the exchange offer and release and consent solicitation, any other subject discussed in this memorandum and any other relevant matters, including additional information to verify the accuracy of the information contained in this memorandum. Any information will be provided to the extent that Romacorp possesses the information or can acquire it without unreasonable effort or expense. Holders of senior notes having questions or desiring additional information may contact Romacorp at 9304 Forest Lane, Suite 200, Dallas, Texas 75243; Attention: Richard Peabody, Chief Financial Officer; Telephone (214) 343-7812.

WHERE YOU CAN FIND MORE INFORMATION

Romacorp is subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files periodic reports and other information with the SEC. You may read and copy the reports, statements and other information Romacorp files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60641. You can request copies of these documents by writing to the SEC but you must pay photocopying fees. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Romacorp's SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

This memorandum "incorporates by reference" important business and financial information about Romacorp that is not included in or delivered with this memorandum. This means:

- incorporated documents are considered part of this memorandum;

- Romacorp can disclose important information to you by referring you to those documents; and

- information that Romacorp files with the SEC will automatically update and supersede the information in this memorandum.

The following documents are incorporated into this memorandum by reference:

- Romacorp's Annual Report on Form 10-K for the fiscal year ended March 30, 2003;

- Romacorp's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003;

- all documents filed by Romacorp under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this memorandum and before the completion date.

You may obtain copies of the information incorporated by reference into this memorandum without charge upon oral or written request to: Romacorp, Inc.; Attention: Richard Peabody, Chief Financial Officer; 9304 Forest Lane, Suite 200; Dallas, Texas 75243; Telephone: (214) 343-7812.

FORWARD-LOOKING STATEMENTS

This memorandum includes or incorporates by reference forward-looking statements as they are defined in the Securities Act of 1933 and the Securities Exchange Act of 1934. Romacorp based these forward-looking statements on its current expectations and its projections about future events. These forward-looking statements could be negatively affected by risks, uncertainties and assumptions about Romacorp, including, among other things:

- *Commodities Costs, Labor Shortages, Costs and Other Risks*. Romacorp's dependence on frequent deliveries of fresh produce and groceries subjects it to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and costs of ingredients used in Romacorp's restaurants. Specifically, certain ingredients such as baby-back ribs, spare ribs and chicken constitute a large percentage of the total cost of Romacorp's food products. Unforeseeable increases in the cost of these specific ingredients could significantly increase Romacorp's cost of sales and correspondingly decrease Romacorp's operating income. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labor and employee benefit costs (including increases in minimum hourly wage and unemployment tax rates), regional weather conditions, interest rates and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and Romacorp's results of operations and financial condition in particular.

- *Training and Retention of Skilled Management and Other Restaurant Personnel*. Romacorp's success depends substantially upon its ability to recruit, train and retain skilled management and other restaurant personnel. There can be no assurance that labor shortages, economic conditions or other factors will not adversely affect the ability of Romacorp to satisfy its requirements in this area.

- *Ability to Locate and Secure Acceptable Restaurant Sites*. The success of restaurants is significantly influenced by location. There can be no assurance that current locations will continue to be attractive or that additional locations can be located and procured as demographic patterns change. It is possible that the current locations or economic conditions where restaurants are located could decline in the future, resulting in potentially reduced sales in those locations. There is also no assurance that new sites will produce the same results as past sites.

- *Competition*. Romacorp's future performance will be subject to a number of factors that affect the restaurant industry generally, including competition. The restaurant business is highly competitive and the competition can be expected to increase. Price, restaurant location, food quality, quality and speed of service and attractiveness of facilities are important aspects of competition as are the effectiveness of marketing and advertising programs. The competitive environment is also often affected by factors beyond Romacorp's or a particular restaurant's control. Romacorp's restaurants compete with a wide variety of restaurants ranging from national and regional restaurant chains, some of which have substantially greater financial resources than Romacorp, to locally owned restaurants. There is also active competition for advantageous commercial real estate sites suitable for restaurants.

- *Consumer Demand and Market Acceptance*. Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be adversely affected by factors such as traffic patterns, demographic considerations and the type, number and location of competing restaurants. Multi-unit food service chains such as Romacorp's can also be materially and adversely affected by publicity resulting from food quality, illness, injury and other health concerns or operating issues stemming from the activities of one restaurant or a limited number of restaurants, including restaurants operated by the franchisor or a franchisee.

- *Unforeseeable Events and Conditions*. Unforeseeable events and conditions, many of which are outside the control of Romacorp, can affect consumer patterns in the restaurant industry. These events include, among others, weather patterns, severe storms, power outages, terrorist attacks and natural disasters. Specific examples include, but are not limited to, Romacorp's concentration of Tony Roma's operations and franchisees in Florida, California and Texas, all of which are areas that have historically suffered from severe weather and natural disasters. There can be no assurance that Romacorp's operations will not be adversely affected by such events in the future.

All future written and oral forward-looking statements made by Romacorp or on its behalf are also subject to these factors. Romacorp undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this memorandum might not occur.

SUMMARY

The following summary is not intended to be complete. Holders of senior notes are urged to read the more detailed information set forth elsewhere and incorporated by reference in this memorandum.

The following is a summary of certain terms of the exchange offer and release and consent solicitation:

Exchange Offer.. Romacorp will exchange, upon the election of each participating holder of senior notes, either (a) cash in an aggregate amount of $650 for each $1,000 principal amount of senior notes tendered (the "Cash Alternative"), or (b) 10.5% Senior Notes due December 31, 2008 (the "tranche A senior notes") in an aggregate principal amount of (i) $1,000 for each $1,000 principal amount of senior notes tendered plus (ii) all accrued and unpaid interest (including interest on unpaid interest) as of the completion date (as defined below) on the senior notes tendered (not including any such interest paid in cash as described below) (the "Note 1 Alternative"), or (c) (A) 6.5% Senior Notes due December 31, 2008 (the "tranche B senior notes") in an aggregate principal amount of (i) $461.50 for each $1,000 principal amount of senior notes tendered plus (ii) 46.15% of all accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered (not including any such interest paid in cash as described below), and (B) 13.2% Senior Notes due December 31, 2008 (the "tranche C senior notes," and together with the tranche A senior notes and tranche B senior notes, the "new senior notes") in an aggregate principal amount of (i) $538.50 for each $1,000 principal amount of senior notes tendered plus (ii) 53.85% of all accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered (not including any such interest paid in cash as described below) (the "Note 2 Alternative"); provided that the Company shall only pay out up to $6,000,000 or such greater amount as it elects (the "Maximum Cash Amount"), to holders choosing the Cash Alternative, and to the extent the principal amount of senior notes tendered for cash as described above would otherwise require Romacorp to pay out an aggregate amount of cash in excess of the Maximum Cash Amount, Romacorp shall pay the Maximum Cash Amount to the holders choosing the Cash Alternative on a pro rata basis (based on the principal amount of senior notes tendered for cash by each such holder) in exchange for the applicable portion of such holders' senior notes tendered for cash, and such holders' senior notes tendered for cash and not exchanged for cash shall be exchanged for tranche A senior notes pursuant to the Note 1 Alternative (the "Maximum Cash Limitation"); provided further that if on a pro forma basis, taking into account (i) the payment of all fees and expenses incurred in connection with the exchange offer, (ii) all payments to landlords in exchange for certain rent reductions, rent relief and terminations of unprofitable locations, (iii) the December 31, 2003 principal payment due to Romacorp's senior lender (but excluding any non-mandatory principal payments made to such senior lender), and (iv) amounts payable to holders choosing the

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	Cash Alternative, the Company has cash on hand in excess of $4,000,000 as of the completion date, such excess shall be used to pay all or a portion, as the case may be, of the accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered for new senior notes. **Tendering holders who fail to properly choose either the Cash Alternative, the Note 1 Alternative or the Note 2 Alternative in accordance with the letter of transmittal, release and consent shall be deemed to have elected the Cash Alternative (subject to the Maximum Cash Limitation).** With respect to all senior notes tendered in the exchange offer, all accrued and unpaid interest owing on such tendered senior notes, through the date on which the exchange offer closes (the "completion date"), shall remain unpaid and shall be cancelled upon completion of the exchange offer. The exchange offer is being conducted for up to all of the $55,000,000 aggregate outstanding principal amount of senior notes.
Mutual Release	Holders who desire to tender their senior notes pursuant to the exchange offer are required to become party to, and a beneficiary of, the mutual release (the "Mutual Release"), a form of which is attached as Annex A hereto, under which the parties to the Mutual Release, which include Romacorp, Sentinel Capital Partners, L.P., The Bank of New York and each holder tendering senior notes, will agree to release on their own behalf and on behalf of their related parties, the other parties to the Mutual Release and their related parties from every, any and all claims, such party and its related parties ever had, now have or hereafter can, shall or may have, for, upon or by reason of any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever from the beginning of the world to the completion date directly or indirectly relating to Romacorp, subject to limited exceptions set forth in the Mutual Release. **The act of tendering senior notes pursuant to the exchange offer shall constitute an agreement to become bound by, and a beneficiary of, the Mutual Release.** See "Procedures for Tendering, Consenting and Becoming Party to, and a Beneficiary of, the Mutual Release" below.
Proposed Amendments	Romacorp is soliciting consents to the proposed amendments to the indenture governing the senior notes (the "existing indenture") described in detail in this memorandum. The proposed amendments will eliminate or amend substantially all of the restrictive covenants and events of default contained in the existing indenture and waive any and all defaults or events of default under the existing indenture through the completion date (collectively the "proposed amendments"). See "Proposed Amendments to the Senior Notes Indenture" below. **Holders of senior notes who validly tender senior notes pursuant to the exchange offer will be deemed to have consented to the proposed amendments.** See "Procedures for Tendering, Consenting and Becoming Party to, and a Beneficiary of, the Mutual Release" below.

Consent Fee	If the exchange offer is consummated and senior notes having an aggregate principal amount of $50,875,000 or less are exchanged pursuant to the exchange offer, each holder of senior notes exchanged pursuant to the exchange offer will be entitled to receive an amount equal to such holder's pro rata share of $500,000 (the "consent fee") based upon the aggregate principal amount of the senior notes exchanged by such holder pursuant to the exchange offer relative to the aggregate principal amount of all senior notes exchanged by all of the holders of senior notes pursuant to the exchange offer. The consent fee will be paid in cash.
Conditions to Exchange Offer, Release and Consent Solicitation and Payment of Consent Fee………...	It is a condition to the exchange offer, the release and consent solicitation and the payment of the consent fee that the holders of at least 90% of the aggregate principal amount of the senior notes validly tender and do not withdraw their senior notes in accordance with the terms of this exchange offer prior to the expiration date (the "Minimum Tender Condition"). Additional conditions are set forth in "Conditions of the Exchange Offer and Release and Consent Solicitation" below.
Certain Consequences of Failure to Consummate	If the Minimum Tender Condition is not satisfied or waived or if any other condition to the exchange offer is not satisfied or waived, Romacorp may commence a Chapter 11 bankruptcy case. Although in the event of such Chapter 11 bankruptcy case Romacorp would seek to pay vendors in the ordinary course, a bankruptcy case could threaten Romacorp's trade-vendor credit support and could cause Romacorp to lose suppliers because of concerns about Romacorp's operations. No decision has been made by Romacorp as of the date of this offering memorandum to file a petition for relief under Chapter 11 of the Bankruptcy Code.
Consent Date	Pursuant to the terms of the existing indenture, the proposed amendments require the written consent of the holders of at least a majority in principal amount of the outstanding senior notes (the "requisite consents"). **Holders of senior notes who validly tender senior notes pursuant to the exchange offer will be deemed to have consented to the proposed amendments.** Upon receipt of the requisite consents, even if receipt occurs prior to the expiration date, Romacorp and the guarantors under the existing indenture and the trustee under the existing indenture will execute a supplemental indenture containing the proposed amendments (the "Supplemental Indenture"). The Supplemental Indenture will be effective upon execution but will not be operative until the completion date. The date on which the Supplemental Indenture is executed is the "consent date."
Withdrawal of Tenders and Revocation of Consents	Tenders of senior notes may be validly withdrawn at any time until the consent date. Tenders of senior notes may not be withdrawn after the consent date. **Valid withdrawals of tenders of senior notes shall be deemed to constitute an automatic revocation of such holder's consent to the proposed amendments and to becoming a party to, and a beneficiary of, the Mutual Release**.

Expiration Date...	The exchange offer and release and consent solicitation expire at 5:00 p.m., New York City time, on October 27, 2003, unless extended.
Consequences to Non-Consenting Holders	If the exchange offer is consummated, all persons who continue to hold senior notes thereafter will be subject to the provisions of the existing indenture, as amended by the Supplemental Indenture.
New Senior Notes...	The indenture governing the new senior notes (the "new indenture") will be substantially identical to the existing indenture before giving effect to the proposed amendments, but with the changes described below and elsewhere in this memorandum. The new senior notes will have a scheduled maturity date of December 31, 2008. Interest on the tranche A senior notes will accrue at a rate of 10.5% per annum, 3% of which will be payable in cash on each January 1 and July 1, commencing on January 1, 2004, and 7.5% of which will be paid-in-kind on each January 1 and July 1, commencing on January 1, 2004. Interest on the tranche B senior notes will accrue at a rate of 6.5% per annum, and will be payable in cash on each January 1 and July 1, commencing on January 1, 2004. Interest on the tranche C senior notes will accrue at a rate of 13.2% per annum, and will be paid-in-kind on each January 1 and July 1, commencing on January 1, 2004. In certain circumstances, based on the cash flow of Romacorp and its subsidiaries, some or all of the interest on the new senior notes which would otherwise be paid-in-kind, as described above, shall be paid in cash. The new indenture shall also contain (i) a covenant restricting Romacorp's capital expenditures, (ii) a revised covenant regarding the use of cash proceeds from asset sales, (iii) a revised covenant regarding restricted payments, (iv) a change to "Permitted Indebtedness" permitting the incurrence of up to $15 million in indebtedness, the proceeds of which shall be used to make market repurchases of new senior notes or senior notes, (v) a revised covenant regarding transactions with affiliates, and (vi) a covenant limiting Romacorp's business to the ownership, operation, and franchising of "Tony Romas" restaurants. The new senior notes will be redeemable, at Romacorp's option, in whole at any time or in part from time to time, at the same redemption prices and dates as the senior notes, although based on the principal amount of the new senior notes (rather than the senior notes). The issue date for purpose of the new indenture shall refer to the date the new senior notes are issued (and not the date of issuance of the senior notes), and all covenant calculations will begin from the date the new senior notes are issued.
Interest..	Each new senior note issued pursuant to the exchange offer will bear interest from the date of the closing of the exchange offer. With respect to all senior notes tendered in the exchange offer, all accrued and unpaid interest owing on such tendered senior notes, through the completion date, shall remain unpaid and shall be cancelled upon completion of the exchange offer.

U.S. Federal Income Tax Consequences	For a discussion of certain U.S. federal income tax consequences to the exchange offer and release and consent solicitation to beneficial owners of senior notes, see "Certain Federal Income Tax Consequences" below.

ROMACORP, INC.

Romacorp is the operator and franchisor of the largest national casual dining chain specializing in ribs, with 257 restaurants located in 28 states in the United States and in 27 foreign countries and territories. As of the date of this memorandum, Romacorp operated 42 Romacorp-owned restaurants in 13 states and, through its subsidiaries, franchised 110 restaurants in 21 states and 105 restaurants in international locations.

Romacorp is incorporated under the laws of the State of Delaware. Romacorp's principal executive offices are located at 9304 Forest Lane, Suite 200, Dallas, Texas 75243. Its telephone number is (214) 343-7800.

RECENT DEVELOPMENTS

Romacorp hired Houlihan Lokey Howard & Zukin Capital as a financial advisor to assess the potential to refinance the senior notes and to provide other restructuring alternatives. While various alternatives have been evaluated, the payment of the semi-annual interest payment of $3,300,000 due July 1, 2003 was not made. The grace period to make the interest payment expired on July 31, 2003, creating an event of default under the terms of the indenture governing the senior notes.

On June 2, 2003, Romacorp completed the sale of 11 company-owned restaurants to a franchisee with net proceeds of approximately $4.6 million. Romacorp is negotiating the sale of 12 additional Romacorp-owned restaurants to franchisees with expected net proceeds of approximately $8.0 million.

On August 3, 2003, Romacorp closed one under-performing restaurant in Addison, Texas. Romacorp has entered into lease termination agreements with respect to restaurants in Montgomery, Alabama; Homewood, Alabama; Las Vegas, Nevada; and Palm Springs, California. These restaurants, and two fee-owned properties in Orange Park, Florida and Hoover, Alabama are scheduled to close in September 2003.

On August 20, 2003, Romacorp announced that it had entered into a Lockup and Voting Agreement with holders of senior notes representing more than 80% of the aggregate principal amount of the outstanding senior notes. Since that date additional holders of senior notes have executed the Lockup and Voting Agreement and as of the date of this memorandum holders of senior notes representing approximately 99% of the aggregate principal amount of the outstanding senior notes are party thereto. The Lockup and Voting Agreement provides, among other things, that, subject to the satisfaction of certain conditions contained therein, the holders of senior notes party to such agreement shall support this exchange offer and tender their senior notes for exchange pursuant to this exchange offer.

During the months of July and August, 2003, sales at comparable Romacorp-owned restaurants increased 1.7% versus the same period of the prior year. Romacorp has recorded adjustments to overhead related to additional bad debt reserves and severance costs of approximately $400,000 during such two-month period.

EXCHANGE OFFER

The purpose of the exchange offer is to improve Romacorp's cash flow on a consolidated basis by replacing the senior notes with the new senior notes issued by Romacorp. The potential cash flow benefit to Romacorp on a consolidated basis arises because (i) the cash pay interest rate on the new senior notes is less than the cash pay interest rate on the senior notes, and (ii) the interest on the new senior notes may be payable on a smaller principal amount than the interest payable on the senior notes (if some of the senior notes are exchanged for cash).

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this memorandum, in connection with a decision to tender your Romacorp senior notes in the exchange offer.

Substantial current leverage; and limitations on ability to service indebtedness

Upon completion of the exchange offer, Romacorp will have substantial indebtedness and debt service obligations. At June 29, 2003, Romacorp's total indebtedness and capital lease obligations, including current portion, would have been approximately $73,240,000 and its total stockholders' deficit would have been approximately ($29,749,000), in each case on a pro forma basis after giving effect to the exchange offer assuming that 90% of the senior notes were exchanged for new senior notes (with 50% being exchanged for tranche A notes and 40% being exchanged for tranche B notes and tranche C notes), and 10% of the senior notes were exchanged for cash. In addition, subject to the restrictions under the indenture governing the new senior notes and the terms of Romacorp's credit agreement, Romacorp and its subsidiaries may incur additional indebtedness from time to time.

The level of Romacorp's indebtedness could have important consequences to holders of the new senior notes, including: (i) a substantial portion of Romacorp's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) Romacorp's ability to obtain additional debt financing in the future for working capital, capital expenditures, new restaurant development or acquisitions may be limited; and (iii) Romacorp's level of indebtedness could limit its flexibility in reacting to changes in its operating environment and economic conditions generally.

Romacorp's ability to pay principal and interest on the new senior notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of revolving credit borrowings under its credit agreement. Romacorp anticipates that its operating cash flow will be sufficient to meet its operating expenses and to service its debt requirements as they become due. However, if Romacorp is unable to service its indebtedness, it will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. There can be no assurance that any of these remedies can be effected on satisfactory terms, if at all.

Unsecured indebtedness effectively subordinated to secured indebtedness

Romacorp's obligations under its credit agreement are secured by liens on substantially all of the assets of Romacorp and its subsidiaries. Although the new senior notes will be senior obligations of Romacorp and will rank pari passu in right of payment with all of Romacorp's indebtedness, the new senior notes will be unsecured and the holders of obligations secured by liens on the collateral will be entitled to receive proceeds from any realization of such collateral to repay their obligations in full before the holders of the new senior notes will be entitled to any recovery from such collateral. The new senior notes will effectively rank junior to any senior indebtedness of Romacorp that is secured with a lien on the collateral, including indebtedness incurred under the credit agreement. As of June 29, 2003, Romacorp had $20,770,000 of secured indebtedness under Romacorp's credit agreement. In addition, Romacorp and its subsidiaries may incur certain amounts of additional secured indebtedness in the future.

Restrictive covenants limiting Romacorp's ability to repay the new senior notes

The New Senior Note Indenture will restrict, among other things, Romacorp's and its subsidiaries' (as defined in such indenture) ability to pay dividends, to make Investments (as defined in such indenture), or make certain other Restricted Payments (as defined in such indenture), to incur additional indebtedness, to encumber or sell assets, to enter into transactions with affiliates, to enter into certain guarantees of indebtedness, to merge or consolidate with any other entity and to transfer or lease all or substantially all of their assets. In addition, Romacorp's credit agreement contains other and more restrictive covenants and prohibits Romacorp and its subsidiaries from prepaying other indebtedness, including the new senior notes. The credit agreement also requires Romacorp to maintain specified financial ratios and satisfy certain financial condition tests. Romacorp's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that Romacorp will meet those tests. A breach of any of these covenants could result in a default under the credit agreement and/or the indenture governing the new senior notes. Upon the occurrence of an event of default under the credit agreement, the lenders thereunder could elect to declare all amounts outstanding under the credit agreement, together with accrued interest, to be immediately due and payable. If Romacorp was unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If the senior indebtedness were to be accelerated, there can be no assurance that Romacorp's assets would be sufficient to repay in full all senior indebtedness, including the new senior notes. Substantially all of the assets of Romacorp and its subsidiaries are the subject of a first priority lien under the credit agreement.

Change of control provisions; limitations on rights of repayment

Upon the occurrence of a change of control, Romacorp will, subject to certain conditions, be required to offer to purchase all of the new senior notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. If a change of control were to occur, there can be no assurance that Romacorp would have sufficient funds to pay the purchase price for all of the new senior notes that it might be required to purchase. The exercise by the respective holders of the new senior notes of their right to require Romacorp to repurchase the new senior notes upon the occurrence of a change of control could also cause a default under other indebtedness of Romacorp, even if the change of control itself does not, because of the financial effect of such repurchase on Romacorp. Additionally, there can be no assurance that, in the event of a change of control, Romacorp will be contractually permitted under the terms of other outstanding indebtedness and obligations to pay the required purchase price for all of the new senior notes tendered by holders thereof upon the occurrence of a change of control.

The holders of new senior notes have limited rights to require Romacorp to purchase or redeem the new senior notes in the event of a takeover, recapitalization or similar restructuring, including an issuer recapitalization or similar transaction with management. Consequently, the change of control provisions will not afford any protection in a highly leveraged transaction, including such a transaction initiated by Romacorp, its management or any of its affiliates, if such transaction does not result in a change of control. In addition, because Romacorp's obligations with respect to the new senior notes are effectively subordinated to all of its and its subsidiaries secured indebtedness under its credit agreement, existing or future secured indebtedness of Romacorp and its subsidiaries under the credit agreement may prohibit Romacorp from repurchasing or redeeming any of the new senior notes upon a change of control. Moreover, Romacorp's ability to repurchase or redeem the new senior notes following a change of control will be limited by its then-available resources. Accordingly, the change of control provision is likely to be of limited usefulness in such situations.

The change of control purchase feature of the new senior notes may in certain circumstances discourage or make more difficult a sale or takeover of Romacorp and, thus, the removal of incumbent management.

Romacorp's other indebtedness may contain prohibitions of certain events that would constitute a change of control.

The terms of the senior notes may be materially changed after the exchange offer

Concurrently with Romacorp's exchange offer, Romacorp is seeking to obtain the approval of the holders of more than 50% of the outstanding Romacorp senior notes to amend the restrictive covenants in the existing indenture to eliminate or amend substantially all of the restrictive covenants and events of default contained in the existing indenture and waive any and all defaults or events of default under the existing indenture through the completion date. As a result, if the exchange offer is consummated and the proposed amendments to the existing indenture become operative, holders of senior notes that do not tender all of their senior notes in the exchange offer for any reason will no longer be entitled to the benefits of those restrictive covenants contained in the senior notes that have been modified by the proposed amendments. The proposed amendments may also have an adverse effect on the trading price of the senior notes that remain outstanding. See "Proposed Amendments to the Senior Notes Indenture."

The market for the senior notes may be significantly more limited after the exchange offer

If senior notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for senior notes that remain outstanding may be significantly more limited. As a result, the liquidity of the senior notes not tendered for exchange may be adversely affected. The extent of the market for senior notes and the availability of price quotations would depend upon a number of factors, including the number of holders of senior notes remaining outstanding and the interest of securities firms in maintaining a market in senior notes. An issue of securities with fewer units available for trading, which is called the "float," may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for senior notes that are not exchanged may be lower as a result of the reduced float caused by the exchange of senior notes in the exchange offer. The trading price of the senior notes that are not exchanged may also become more volatile due to the reduced float.

The new senior notes will be subject to restrictions on transfer

The new senior notes have not been registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

Tax effects of exchange

While not free from doubt, the Company intends to take the position that the exchange of new senior notes for senior notes will constitute a tax-free exchange pursuant to a recapitalization of the Company in which generally no gain or loss is recognized by an exchanging noteholder for federal income tax purposes. See "Certain Federal Income Tax Consequences" for a more detailed discussion of the federal income tax consequences to holders of senior notes of participating in the exchange offer.

Absence of public market for the new senior notes

The new senior notes constitute new issues of securities and do not have established trading markets. If trading markets do not develop or are not maintained, holders of the new senior notes may experience difficulty in reselling the new senior notes or may be unable to sell them at all. If a market for the new senior notes develops, any such market may be discontinued at any time. Romacorp does not intend to apply for listing of any of the new senior notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation system. In addition, any market making activity will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. Accordingly, there can be no assurance as to the development or liquidity of any market for the new senior notes.

Fraudulent transfer considerations

Under fraudulent transfer law, if a court were to find in a lawsuit by an unpaid creditor or representative of creditors of Romacorp, that Romacorp received less than fair consideration or reasonable equivalent value for incurring the indebtedness represented by the new senior notes and, at the time of such incurrence, Romacorp (i) was insolvent or was rendered insolvent by reason of such incurrence, (ii) was engaged or about to engage in a business or transaction for which its remaining property constituted unreasonably small capital or (iii) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts mature, such court could, among other things, (a) void all or a portion of Romacorp's obligations to the holders of new senior notes and/or (b) subordinate Romacorp's obligations to the holders of the new senior notes to other existing and future indebtedness of Romacorp, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the new senior notes. The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if the sum of all of its liabilities were greater than the value of all of its property at a fair valuation, or if the present fair salable value of the debtor's assets were less than the amount required to repay its probable liability on its debts as they become absolute and mature. There can be no assurance as to what standard a court would apply in order to determine solvency.

Risks associated with the food service industry

Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of products and the type, number and location of competing restaurants. Romacorp could also be substantially adversely affected by publicity resulting from food quality, illness, injury or other health concerns or alleged discrimination or other operating issues stemming from one location or a limited number of locations, whether or not Romacorp is liable. In addition, factors such as increased costs of goods, regional weather conditions and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and Romacorp's business, financial condition and results of operations.

Competition

Romacorp's business and the restaurant industry in general are highly competitive and are often affected by changes in consumer tastes and eating habits, national, regional and local economic conditions, population and demographic trends, traffic patterns and the location and number of, and type of food served by, competing restaurants. Romacorp competes directly and indirectly with all restaurants, from national and regional chains to local establishments, including national and small rib chains and local independent rib restaurants. Romacorp competes primarily on the basis of quality of food and service, ambiance, location and price-value relationship. Many of the Romacorp's competitors are well-established in the mid-priced casual dining segment and have access to greater financial, marketing and other resources than Romacorp.

Rib pricing risks

Baby-back ribs represent approximately 25% of Romacorp's cost of sales. Because baby-back ribs are a by-product of pork processing, their price is influenced largely by the demand for boneless pork. Historically, the cost of baby-back ribs has been volatile. Significant changes in the price of baby-back ribs and other ribs sold by Romacorp could materially increase Romacorp's cost of sales and adversely affect the business, results of operations and financial condition of Romacorp. Romacorp actively manages its rib costs through supply commitments in advance of a specific need. However, the arrangements are terminable at will at the option of either party without prior notice. Therefore, there can be no assurance that any of the supply commitments will not be terminated in the future. As a result, Romacorp is subject to the risk of substantial and sudden price increases, shortages or interruptions in supply of such items, which could have a material adverse effect on the business, financial condition and results of operations of Romacorp.

Ability to locate and secure acceptable restaurant sites

The success of restaurants is significantly influenced by location. There can be no assurance that current locations will continue to be attractive or that additional locations can be located and secured at reasonable costs, as demographic patterns change. It is possible that the current locations or economic conditions where restaurants are located could decline in the future, resulting in potentially reduced sales in those locations. There is also no assurance that new sites will produce the same results as past sites.

Regulation

All of Romacorp's operations are subject to various federal, state and local laws that affect its business, including laws and regulations relating to employment, health, sanitation, alcoholic beverage control and safety standards. To date, federal and state environmental regulations have not had a material effect on Romacorp's operations, but more stringent and varied requirements of local governmental bodies with respect to zoning, building codes, land use and environmental factors have in the past increased, and can be expected in the future to increase, the cost of, and the time required for, opening new restaurants. Difficulties or failures in obtaining required licenses or approvals could delay or prohibit the opening of new restaurants. In some instances, Romacorp may have to obtain zoning variances and land use permits for its new restaurants. Romacorp believes it is operating in compliance with all material laws and regulations governing its operations.

Alcoholic beverage control regulations require each of Romacorp's restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license to sell alcoholic beverages. Generally, Romacorp's licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by Romacorp or its employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing and inventory control. In addition, each restaurant requires food service licenses from local health authorities, and the development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. Difficulty or failure in obtaining or retaining the required licenses or approvals could have a material adverse effect on the business, financial condition and results of operations of Romacorp, including the delay or prevention of the opening of a new restaurant in a particular location or the termination of the franchise agreement pertaining to such restaurant.

Romacorp may be subject in certain states to "dram-shop" statutes which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such intoxicated person.

Romacorp is subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions. A substantial majority of Romacorp's food service personnel are paid at rates related to the minimum wage and other employment laws and regulations. Accordingly, increases in the minimum wage result in higher labor costs.

In recent years many states have enacted laws regulating franchise operations. Much of this legislation requires detailed disclosure in the offer and sale of franchises and the registration of the franchisor with state administrative agencies. Romacorp is also subject to Federal Trade Commission regulations relating to disclosure requirements in the sale of franchises. Additionally, certain states have enacted, and others may enact, legislation governing the termination and non-renewal of franchises and other aspects of the franchise relationship that are intended to protect franchisees. These matters may result in some modifications in Romacorp's franchising activities and some delays or failures in enforcing certain of its rights and remedies under license and lease agreements. The laws that apply to franchise operations and relationships are developing rapidly and Romacorp is unable to predict the effect on its intended operations of additional requirements or restrictions that may be enacted or promulgated or of court decisions that may be adverse to franchisors.

Reliance on franchisees

The continued growth of Romacorp is, in part, dependent upon its ability to attract and retain qualified franchisees and the ability of its franchisees to maximize penetration of their designated markets and to operate their restaurants successfully. Although Romacorp has established criteria to evaluate prospective franchisees, there can be no assurance that Romacorp's existing or future franchisees will have the business abilities or access to financial resources necessary to open Tony Roma's restaurants or that they will successfully develop or operate these restaurants in their franchise areas in a manner consistent with Romacorp's standards.

Financial difficulties of franchisees may also from time to time require Romacorp to stop accruing franchise fees, to establish reserves with respect to amounts due, or both.

While Romacorp intends to continue its efforts to franchise restaurants, there can be no assurance that Romacorp will be able to attract qualified franchisees or that such franchisees will be able to open and operate Tony Roma's restaurants successfully.

Reliance on trademarks and other intellectual property

Management believes Romacorp's United States and foreign trademarks have significant value and are important in the marketing of its restaurants. Romacorp's ability to compete effectively depends, to a significant extent, on its ability to maintain the proprietary nature of its owned and licensed intellectual property. Although Romacorp's trademarks are currently registered with the United States Patent and Trademark Office and are registered in certain foreign countries, there can be no assurance that Romacorp's trademarks cannot be circumvented, do not or will not violate the proprietary rights of others or that Romacorp would not be prevented from using its trademarks if challenged. Romacorp's trademarks have in the past been circumvented in certain foreign markets. If Romacorp were unable to maintain the proprietary nature of its intellectual property, such loss could have a material adverse effect on the business, financial condition and results of operations of Romacorp.

Geographic concentration

Romacorp's restaurants are concentrated in Florida, Texas and California. As a result, a severe or prolonged economic recession or changes in demographic mix, employment levels, population density, weather, real estate market conditions or other factors unique to these geographic regions may adversely affect Romacorp more than certain of its competitors that are more geographically diverse.

International franchise operations

Romacorp intends to selectively evaluate international franchise expansion opportunities. Romacorp receives franchise royalty fees from international franchisees as a percentage of each restaurant's gross sales. Therefore, Romacorp may be affected by economic and political conditions in each of the foreign countries in which its franchisees operate and certain other risks of doing business abroad, including fluctuations in the value of currencies, possible restrictions on the transfer of funds, greater difficulty in collecting franchise royalty fees, and the burdens, cost and risk of compliance with a variety of foreign laws. Changes in policies by the United States or foreign governments could result in, for example, currency conversion limitations that could have a material adverse effect on the business, financial condition and results of operations of Romacorp.

CAPITALIZATION
(in thousands)

The following table sets forth Romacorp's capitalization as of June 29, 2003, on a pro forma basis after giving effect to the exchange offer, assuming the transaction occurred on June 29, 2003, and assuming that 90% of the senior notes were exchanged for new senior notes (with 50% being exchanged for tranche A notes and 40% being exchanged for tranche B notes and tranche C notes), and 10% of the senior notes were exchanged for cash. The information set forth below should be read in conjunction with Romacorp's audited financial information and unaudited pro forma financial statements, together with the related notes, included and incorporated by reference in this memorandum.

	As of June 29, 2003 (unaudited)	
	Actual	**Pro Forma After Exchange**
Cash and cash equivalents (a)	$ 11,275	$5,000
Debt:		
Revolving credit facility (b)	$ 20,770	$20,770
Senior notes	55,000	52,470
Total debt	75,770	73,240
Stockholders' deficit	(31,095)	(29,749)
Total capitalization	**$ 44,675**	**$43,491**

(a) Excludes $622 in restricted cash.
(b) Includes short-term maturity of $1,750 and long-term debt of $19,020.

UNAUDITED PRO FORMA FINANCIAL DATA
(in thousands)

The following tables set forth the unaudited pro forma financial and operating data for Romacorp as of the dates and for the periods indicated. The pro forma balance sheet data has been adjusted to reflect the consummation of the exchange offer as if it had occurred on June 29, 2003. The pro forma statements of operations give effect to the consummation of the exchange offer as if it had occurred on March 25, 2002, the beginning of the earliest period presented. The pro forma results included herein assume that 90% of the senior notes were exchanged for new senior notes (with 50% being exchanged for tranche A notes and 40% being exchanged for tranche B notes and tranche C notes), and 10% of the senior notes were exchanged for cash. The pro forma data does not purport to represent what the consolidated results of operations or financial position of Romacorp would actually have been had such transactions actually occurred on such dates (nor does it include the effect of restaurant closures subsequent to the periods presented). The following information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Romacorp and the notes thereto contained in Romacorp's Annual Report on Form 10-K for the year ended March 30, 2003 and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Romacorp and the notes thereto contained in Romacorp's Quarterly Report on Form 10-Q for the quarter ended June 29, 2003.

PRO FORMA BALANCE SHEET (Unaudited):

	As of June 29, 2003		
	Actual	Pro Forma Adjustments	Pro Forma
Assets:			
Current assets	$16,557	$(6,275) (a)	$10,282
Facilities and equipment, net	28,477	-- --	28,477
Goodwill	12,325	-- --	12,325
Other assets	1,958	1,791 (b)	3,749
Total assets	$59,317	$(4,484)	$54,833
Liabilities and Stockholders' Deficit:			
Current liabilities	$15,084	$(3,300) (c)	$11,784
Long-term debt, less current maturities	19,020	-- --	19,020
Senior notes	55,000	(2,530) (d)	52,470
Other liabilities	1,308	-- --	1,308
Total liabilities	90,412	(5,830)	84,582
Stockholders' deficit	(31,095)	1,346 (e)	(29,749)
Total liabilities and stockholders' deficit	$59,317	$(4,484)	$54,833

_____

(a) Pro forma adjustment to reflect payment of estimated closing costs ($2,700) and payment related to senior notes exchanged for cash ($3,575).

(b) Pro forma adjustment to write-off unamortized debt issue costs related to the senior notes ($909) and payment of estimated closing costs ($2,700) associated with the exchange offer.

(c) Pro forma adjustment to reduce accrued senior note interest by amount added to new senior notes ($2,970) and by amount not paid related to senior notes tendered for cash ($330).

(d) Pro forma adjustment to reflect principal reduction of senior notes related to senior notes tendered for cash ($5,500) and increase in new senior notes related to accrued and unpaid interest ($2,970).

(e) Pro forma adjustment to reflect the gain resulting from the purchase of senior notes at a discount ($1,925) and the reduction of accrued interest related to senior notes tendered for cash ($330) offset by the write-off of unamortized debt issue costs ($909).

PRO FORMA STATEMENT OF OPERATIONS (Unaudited):

	For the year ended March 30, 2003		
	Actual	**Pro Forma Adjustments (a)**	**Pro Forma**
Total revenues	$ 119,293	$ -- --	$119,293
Total operating expenses	119,345	-- --	119,345
Operating loss	(52)	-- --	(52)
Other income (expense).............................			
Interest expense......................................	(8,233)	279 (b)	(7,954)
Gain on early retirement of debt	788	1,239 (c)	2,027
Miscellaneous	562	-- --	562
Loss before income taxes	(6,935)	1,518	(5,417)
Income tax expense (d)..............................	7,177	-- --	7,177
Net loss..	**$ (14,112)**	**$ 1,518**	**$(12,594)**

Other Financial Data:

Adjusted EBITDA (e)................................	$ 10,681	-- --	$ 10,681
Cash interest expense (f)	$ 7,826	$ (4,551)	$ 3,275

_____

(a) Assumes the transaction occurred on March 25, 2002 and the January 1, 2002 interest payment related to $55,000 of senior notes was not made and senior note interest accrued and not paid through March 25, 2002 ($4,551, including interest on unpaid interest) related to $49,500 of senior notes added to new senior note principal balance.

(b) Pro forma adjustment to interest expense to reflect the reduced principal balance and interest rates, net of interest expense on borrowings to fund the cash tender and transaction costs and increase amortization expense of debt issuance costs.

(c) Pro forma adjustment to reflect $1,925 gain resulting from the cash tender of $5,500 principal value of notes for payment of $3,575 and the cancellation of interest expense related to senior notes tendered for cash ($486) partially offset by the write-off of unamortized senior note debt issue costs ($1,172).

(d) Romacorp has recorded a valuation allowance for 100% of all deferred taxes. The tax effect of the above pro forma adjustments are not reflected herein as they are treated as adjustments to the valuation allowance.

(e) As used herein, "Adjusted EBITDA" represents net loss plus: (1) net interest; (2) income and franchise taxes; (3) depreciation and amortization; (4) restaurant pre-opening expenses; (5) gains and losses on asset sales; (6) gains on early retirement of debt; and (7) impairments of long-lived assets. Romacorp has included information concerning Adjusted EBITDA in this memorandum because it believes that such information is used by certain investors as one measure of an issuer's historical ability to service debt. Adjusted EBITDA is not a measure determined in accordance with generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, earnings from operations or other traditional indications of an issuer's operating performance. Adjusted EBITDA as presented may not be comparable to EBITDA or other similarly title measures defined and presented by other companies. A reconciliation of Adjusted EBITDA to net loss is presented in Romacorp's Form 10-K for the year ended March 30, 2003.

(f) Cash interest expense represents interest expense, less paid-in-kind interest, amortization of deferred financing costs, capitalized interest and interest income.

PRO FORMA STATEMENT OF OPERATIONS (Unaudited):

	For the thirteen weeks ended June 29, 2003		
	Actual	Pro Forma Adjustments (a)	Pro Forma (a)
Total revenues	$ 28,157	$ -- --	$ 28,157
Total operating expenses	26,505	-- --	26,505
Operating income....................................	1,652	-- --	1,652
Other income (expense).............................		-- --	
Interest expense......................................	(2,055)	51 (b)	(2,004)
Miscellaneous	(11)	-- --	(11)
Income (loss) before income taxes.....	(414)	51	(363)
Income tax expense (c)	104		104
Net income (loss)	**$ (518)**	**$ 51**	**$ (467)**

Other Financial Data:

Adjusted EBITDA (d)	$ 2,663	$ -- --	$ 2,663
Cash interest expense (e)	$ 1,966	$ (1,136)	$ 830

_____

(a) Assumes the transaction occurred on March 25, 2002 and the January 1, 2002 interest payment related to $55,000 of senior notes was not made and senior note interest accrued and not paid through March 25, 2002 ($4,551, including interest on unpaid interest) related to $49,500 of senior notes added to new senior note on principal balance.

(b) Pro forma adjustment to interest expense to reflect the reduced principal balance and interest rates, net of interest expense on borrowings to fund the cash tender and transaction costs and increased amortization expense of debt issuance costs.

(c) Romacorp has recorded a valuation allowance for 100% of all deferred taxes. The tax effect of the above pro forma adjustments are not reflected herein as they are treated as adjustments to the valuation allowance.

(d) As used herein, "Adjusted EBITDA" represents net loss plus: (1) net interest; (2) income and franchise taxes; (3) depreciation and amortization; (4) restaurant pre-opening expenses; (5) gains and losses on asset sales; (6) gains on early retirement of debt; and (7) impairments of long-lived assets. Romacorp has included information concerning Adjusted EBITDA in this memorandum because it believes that such information is used by certain investors as one measure of an issuer's historical ability to service debt. Adjusted EBITDA is not a measure determined in accordance with generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, earnings from operations or other traditional indications of an issuer's operating performance. Adjusted EBITDA as presented may not be comparable to EBITDA or other similarly title measures defined and presented by other companies.

(e) Cash interest expense represents interest expense, less paid-in-kind interest, amortization of deferred financing costs, capitalized interest and interest income.

PRO FORMA STATEMENT OF OPERATIONS (Unaudited):

	For the fifty-three weeks ended June 29, 2003		
	Actual	**Pro Forma Adjustments (a)**	**Pro Forma (a)**
Total revenues	$ 116,805	$ -- --	$ 116,805
Total operating expenses	116,405	-- --	116,405
Operating income...................................	400	-- --	400
Other income (expense).............................			
Interest expense......................................	(8,266)	265 (b)	(8,001)
Gain on early retirement of debt	788	-- --	788
Miscellaneous	463	-- --	463
Income (loss) before income taxes.....	(6,615)	265	(6,350)
Income tax expense (c)..............................	7,537	-- --	7,537
Net loss...	**$ (14,152)**	**$ 265**	**$ (13,887)**

Other Financial Data:

Adjusted EBITDA (d)	$ 10,779	$ -- --	$ 10,779
Cash interest expense (e)	$ 7,788	$ (4,380)	$ 3,408

_____

(a) Assumes the transaction occurred on March 25, 2002 and the January 1, 2002 interest payment related to $55,000 of senior notes was not made and senior note interest accrued and not paid through March 25, 2002 ($4,551, including interest on unpaid interest) related to $49,500 of senior notes added to new senior note on principal balance.

(b) Pro forma adjustment to interest expense to reflect the reduced principal balance and interest rates, net of interest expense on borrowings to fund the cash tender and transaction costs and increased amortization expense of debt issuance costs.

(c) Romacorp has recorded a valuation allowance for 100% of all deferred taxes. The tax effect of the above pro forma adjustments are not reflected herein as they are treated as adjustments to the valuation allowance.

(d) As used herein, "Adjusted EBITDA" represents net loss plus: (1) net interest; (2) income and franchise taxes; (3) depreciation and amortization; (4) restaurant pre-opening expenses; (5) gains and losses on asset sales; (6) gains on early retirement of debt; and (7) impairments of long-lived assets. Romacorp has included information concerning Adjusted EBITDA in this memorandum because it believes that such information is used by certain investors as one measure of an issuer's historical ability to service debt. Adjusted EBITDA is not a measure determined in accordance with generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, earnings from operations or other traditional indications of an issuer's operating performance. Adjusted EBITDA as presented may not be comparable to EBITDA or other similarly title measures defined and presented by other companies.

(e) Cash interest expense represents interest expense, less paid-in-kind interest, amortization of deferred financing costs, capitalized interest and interest income.

PROPOSED AMENDMENTS TO THE SENIOR NOTES INDENTURE

Set forth below is a description of the proposed amendments to the existing indenture (the "proposed amendments") for which consents are being solicited by Romacorp in connection with the exchange offer. The following statements relating to the proposed amendments are summaries that do not purport to be complete and are qualified in their entirety by reference to the supplemental indenture setting forth the proposed amendments, a copy of which will be furnished to any holder of senior notes upon request. Although the supplemental indenture will become effective upon its execution by Romacorp and the trustee under the existing indenture, the proposed amendments will not become operative unless and until the closing of the exchange offer.

Registered holders of senior notes as of the record date (as defined below) will be entitled to consent to the proposed amendments. Pursuant to the existing indenture, the proposed amendments require the written consent of the holders of a majority in principal amount of the outstanding senior notes. The existing indenture provides that the consent of holders to the substance of the proposed amendments is sufficient and it is not necessary for holders to approve the particular form of the proposed amendments. **Holders who validly tender and do not withdraw senior notes pursuant to the exchange offer will be deemed to have consented to the proposed amendments.**

The proposed amendments would amend the existing indenture as follows:

(i) the following covenants would be deleted in their entirety:

(a) *Transactions with Affiliates*. This provision currently restricts the ability of Romacorp and its Restricted Subsidiaries (as defined in the existing indenture) to engage in transactions with affiliates of Romacorp.

(b) *Additional Indebtedness*. This provision currently restricts the ability of Romacorp and its Restricted Subsidiaries from incurring certain Indebtedness.

(c) *Restricted Payments*. This provision currently restricts the ability of Romacorp and its Restricted Subsidiaries to make specified Restricted Payments (as defined in the existing indenture), including, but not limited to, restrictions on the payment of dividends, the redemption of equity interests, the redemption of obligations subordinate to the senior notes and the making of certain Investments (as defined in the existing indenture).

(d) *Taxes and Other Claims*. This provision currently requires Romacorp to pay all taxes and certain other claims before they become delinquent.

(e) *Maintenance of Properties and Insurance*. This provision currently requires Romacorp to maintain its properties and insurance.

(f) *Compliance Certificate*. This provision currently requires Romacorp to provide the Trustee with certain certificates relating to the review of Romacorp's activities.

(g) *Reports*. This provision currently requires Romacorp to file certain annual, quarterly and other reports with the SEC and to provide such reports to the holders of senior notes.

(h) *Conduct of Business*. This provision currently restricts the ability of Romacorp and its Restricted Subsidiaries to engage in other lines of business.

(i) *Dividend and Other Payment Restrictions Affecting Subsidiaries*. This provision currently restricts Romacorp and its Restricted Subsidiaries from creating or allowing encumbrances or restrictions to exist on any Restricted Subsidiary's ability to (i) pay dividends, make distributions on its Capital Stock or with respect to any other interest or participation and pay any indebtedness owed to Romacorp or any of its Restricted Securities, (ii) make loans or advances to Romacorp or any Restricted Subsidiary or (iii) transfer any of its properties or assets to Romacorp or another Restricted Subsidiary.

(j) *Restriction on Preferred Stock of Subsidiaries.* This provision currently restricts the ability of Romacorp's Restricted Subsidiaries to issue preferred stock.

(k) *Liens.* This provision restricts the ability of Romacorp and its Restricted Subsidiaries to create or permit to exist certain Liens (as defined in the existing indenture) on their assets and properties.

(l) *Additional Subsidiary Guarantees.* This provision requires Romacorp's Subsidiaries, under certain circumstances, to execute a supplemental indenture and to become a guarantor of the senior notes.

(ii) The provisions of Section 5.01 (Mergers, Consolidation and Sale of Assets) would be amended and restated in its entirety as follows:

"The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Securities and the performance of every covenant of the Securities, this Indenture and the Senior Registration Rights Agreement on the part of the Company to be performed or observed.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture and the Securities with the same effect as if such surviving entity had been named as such.

No Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and this Indenture in connection with any transaction complying with Section 4.05 of this Indenture) will, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless: (i) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; and (ii) such entity assumes by supplemental indenture all of the obligations of the Guarantor under this Indenture, such Guarantor's Guarantee and the Registration Rights Agreement."

(iii) the following events of default would be deleted in their entirety:

(a) a default in the observance or performance of any other covenant or agreement contained in the existing indenture which default continues for a period of 30 days after Romacorp receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Securities (except in the case of a default with respect to Section 5.01 of the existing indenture, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(b) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness for borrowed money of Romacorp or any Subsidiary of Romacorp and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by Romacorp or such Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated, in each case with respect to which the 20-day period described above has passed, aggregates $5.0 million or more at any time;

(c) one or more judgments for the payment of money in an aggregate amount in excess of $5.0 million shall have been rendered against Romacorp or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; and

(d) a court of competent jurisdiction enters a judgment, decree or order for relief in respect of Romacorp or any Significant Subsidiary of Romacorp in an involuntary case or proceeding under any Bankruptcy Law, which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of Romacorp or any Significant Subsidiary of Romacorp, (B) appoint a Custodian of Romacorp or any Significant Subsidiary of Romacorp for all or substantially all of its property or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days.

(iv) the supplemental indenture shall also contain a provision waiving any and all defaults under the existing indenture through the completion date (provided that the payment default relating to the non-payment of interest on July 1, 2003 shall only be waived to the extent Romacorp pays such past due interest with respect to senior notes, if any, not exchanged pursuant to the exchange offer, within 10 days after the completion date).

Romacorp will remain and may become subject to covenants under indentures, credit facilities or debt agreements other than the indenture governing the senior notes, certain of which covenants may relate to similar subject matters as the covenants eliminated and modified pursuant to the proposed amendments. However, holders of senior notes will not be entitled to rely on the benefits or continued existence of the covenants contained in Romacorp's other indentures, credit facilities or debt agreements.

THE EXCHANGE OFFER AND RELEASE AND CONSENT SOLICITATION

Purpose of the Exchange Offer and Release and Consent Solicitation

The purpose of the exchange offer is to improve Romacorp's cash flow on a consolidated basis by replacing the senior notes with the new senior notes issued by Romacorp. The potential cash flow benefit to Romacorp on a consolidated basis arises because (i) the cash pay interest rate on the new senior notes is less than the cash pay interest rate on the senior notes, and (ii) the interest on the new senior notes may be payable on a smaller principal amount than the interest payable on the senior notes (if some of the senior notes are exchanged for cash).

The purpose of the release solicitation is to obtain from the registered holders of the outstanding senior notes their agreement to enter into the Mutual Release.

The purpose of the consent solicitation is to obtain from the registered holders of the outstanding senior notes the necessary consents to certain amendments to the existing indenture. The proposed amendments to the existing indenture are set forth above under "Proposed Amendments to the Senior Notes Indenture."

General

PARTICIPATION IN THE EXCHANGE OFFER AND RELEASE AND CONSENT SOLICITATION IS VOLUNTARY AND HOLDERS OF SENIOR NOTES SHOULD CAREFULLY CONSIDER WHETHER TO ACCEPT OR CONSENT. NEITHER ROMACORP NOR THE BOARD OF DIRECTORS OF ROMACORP MAKES ANY RECOMMENDATION TO HOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING IN THE EXCHANGE OFFER OR WHETHER TO CONSENT OR REFRAIN FROM CONSENTING IN THE CONSENT SOLICITATION. HOLDERS OF SENIOR NOTES ARE URGED TO CONSULT THEIR FINANCIAL AND TAX ADVISORS IN MAKING THEIR DECISIONS ON WHAT ACTION TO TAKE IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Unless the context requires otherwise, the term "holder" with respect to the exchange offer means (i) any person in whose name any senior notes are registered on the books of Romacorp, (ii) any other person who has obtained a properly completed bond power from the registered holder, or (iii) any person whose senior notes are held of record by The Depository Trust Company ("DTC") and who desires to deliver such senior notes by book-entry transfer at DTC.

Terms of the Exchange Offer and Release and Consent Solicitation

Upon the terms and subject to the conditions set forth herein and in the letter of transmittal, release and consent, Romacorp will exchange, upon the election of each participating holder of senior notes, either (a) cash in an aggregate amount of $650 for each $1,000 principal amount of senior notes tendered (the "Cash Alternative"), or (b) 10.5% Senior Notes due December 31, 2008 (the "tranche A senior notes") in an aggregate principal amount of (i) $1,000 for each $1,000 principal amount of senior notes tendered plus (ii) all accrued and unpaid interest (including interest on unpaid interest) as of the completion date (as defined below) on the senior notes tendered (not including any such interest paid in cash as described below) (the "Note 1 Alternative"), or (c) (A) 6.5% Senior Notes due December 31, 2008 (the "tranche B senior notes") in an aggregate principal amount of (i) $461.50 for each $1,000 principal amount of senior notes tendered plus (ii) 46.15% of all accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered (not including any such interest paid in cash as described below), and (B) 13.2% Senior Notes due December 31, 2008 (the "tranche C senior notes," and together with the tranche A senior notes and tranche B senior notes, the "new senior notes") in an aggregate principal amount of (i) $538.50 for each $1,000 principal amount of senior notes tendered plus (ii) 53.85% of all accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered (not including any such interest paid in cash as described below) (the "Note 2 Alternative"); provided that the Company shall only pay out up to $6,000,000 or such greater amount as it elects (the "Maximum Cash Amount"), to holders choosing the Cash Alternative, and to the extent the principal amount of senior notes tendered for cash as described above would otherwise require Romacorp to pay out an aggregate amount of cash in excess of the Maximum Cash Amount, Romacorp shall pay the Maximum Cash Amount to the holders choosing the Cash Alternative on a pro rata basis (based on the principal amount of senior notes tendered for cash by each such holder) in exchange for the applicable portion of such holders' senior notes tendered for cash, and such holders' senior notes tendered for cash and not exchanged for cash shall be exchanged for tranche A senior notes pursuant to the Note 1 Alternative (the "Maximum Cash Limitation"); provided further that if on a pro forma basis, taking into account (i) the payment of all fees and expenses incurred in connection with the exchange offer, (ii) all payments to landlords in exchange for certain rent reductions, rent relief and terminations of unprofitable locations, (iii) the December 31, 2003 principal payment due to Romacorp's senior lender (but excluding any non-mandatory principal payments made to such senior lender), and (iv) amounts payable to holders choosing the Cash Alternative, the Company has cash on hand in excess of $4,000,000 as of the completion date, such excess shall be used to pay all or a portion, as the case may be, of the accrued and unpaid interest (including interest on unpaid interest) as of the completion date on the senior notes tendered for new senior notes. **Tendering holders who fail to properly choose either the Cash Alternative, the Note 1 Alternative or the Note 2 Alternative in accordance with the letter of transmittal, release and consent shall be deemed to have elected the Cash Alternative (subject to the Maximum Cash Limitation).** With respect to all senior notes tendered in the exchange offer, all accrued and unpaid interest owing on such tendered senior notes, through the date on which the exchange offer closes (the "completion date"), shall remain unpaid and shall be cancelled upon completion of the exchange offer. The exchange offer is being conducted for up to all of the $55,000,000 aggregate outstanding principal amount of senior notes.

Notwithstanding anything to the contrary in this memorandum, Romacorp expressly reserves the right, in Romacorp's sole discretion, to withdraw or terminate the exchange offer and release and consent solicitation, and not accept any senior notes or pay any consent fees, at any time for any reason.

Upon the terms and subject to the conditions set forth herein and in the letter of transmittal, release and consent, Romacorp will accept all senior notes validly tendered and not withdrawn or terminated. Romacorp will not accept senior notes for exchange prior to the expiration date.

Romacorp expressly reserves the right, in Romacorp's sole discretion, to delay acceptance for exchange of senior notes tendered under the exchange offer or the exchange of the new senior notes for the senior notes accepted for exchange (subject to Rules 13e-4 and 14e-1 under the Exchange Act, which require that Romacorp consummate the exchange offer or return the senior notes deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the exchange offer).

This memorandum, together with the letter of transmittal, release and consent, is being sent to all persons who were registered holders at the close of business on the date immediately preceding the date of this memorandum, the "record date" for the determination of holders entitled to tender senior notes pursuant to the exchange offer, release and consent solicitation, and to all persons known to Romacorp to be beneficial holders of senior notes on such record date.

Romacorp is soliciting holders to become party to a mutual release (the "Mutual Release"), which is attached as Annex A hereto, under which the parties to the Mutual Release, which include Romacorp, Sentinel Capital Partners, L.P., The Bank of New York and each holder tendering senior notes, will agree, effective as of the completion date, to release on their own behalf and on behalf of their related parties, the other parties to the Mutual Release and their related parties from every, any and all claims, such party and its related parties ever had, now have or hereafter can, shall or may have, for, upon or by reason of any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever from the beginning of the world to the completion date directly or indirectly relating to Romacorp, subject to limited exceptions set forth in the Mutual Release. **The act of tendering senior notes pursuant to the exchange offer shall constitute an agreement to become bound by, and a beneficiary of, the Mutual Release.**

Romacorp is soliciting consents to the proposed amendments from the registered holders of senior notes as of the record date. Pursuant to the terms of the existing indenture, the proposed amendments require the written consent of the holders of at least a majority in principal amount of the outstanding senior notes (the "requisite consents"). **Holders of senior notes who validly tender senior notes pursuant to the exchange offer will be deemed to have consented to the proposed amendments.** Upon receipt of the requisite consents, even if such receipt occurs prior to the expiration date, Romacorp and the guarantors under the existing indenture and the trustee under the existing indenture will execute a supplemental indenture containing the proposed amendments, although the proposed amendments will not become operative until the closing date of the exchange offer. If the requisite consents are received and the proposed amendments become operative, all persons who continue to hold senior notes thereafter will be subject to the provisions of the indenture governing the senior notes, as amended by a supplemental indenture containing the proposed amendments.

The date and time at which such supplemental indenture is executed is referred to herein as the "consent date." In the event that the consent date occurs prior to the expiration date, holders of senior notes who have not given their consent may still do so after the consent date by validly tendering their senior notes prior to the expiration date. **Tenders of senior notes may not be withdrawn after the consent date. Consent to the proposed amendments may not be revoked after the consent date.**

If the exchange offer is consummated and senior notes having an aggregate principal amount of $50,875,000 or less are exchanged pursuant to the exchange offer, each holder of senior notes exchanged pursuant to the exchange offer will be entitled to receive an amount equal to such holder's pro rata share of $500,000 (the "consent fee") based upon the aggregate principal amount of the senior notes exchanged by such holder pursuant to the exchange offer relative to the aggregate principal amount of all senior notes exchanged by all of the holders of senior notes pursuant to the exchange offer. The consent fee will be paid in cash.

In all cases, except to the extent waived by Romacorp, delivery of new senior notes or cash (as the case may be) in exchange for the senior notes accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of senior notes (or confirmation of book-entry transfer thereof), a properly completed and duly executed letter of transmittal, release and consent and any other documents required thereby.

Romacorp shall be deemed to have accepted validly tendered senior notes (or defectively tendered senior notes with respect to which Romacorp has waived such defect) when, as and if Romacorp has given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving senior notes from, and remitting senior notes, new senior notes and/or cash to, tendering holders who are participating in the exchange offer. Upon the terms and subject to the conditions of the exchange offer and release and consent solicitation, delivery of the new senior notes or cash (as the case may be) to tendering holders will be made as promptly as practicable following the expiration date.

If any tendered senior notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, unless otherwise requested by the holder under "Special Delivery Instructions" in the letter of transmittal, release and consent, such senior notes will be returned, without expense, to the tendering holder thereof (or in the case of senior notes tendered by book-entry transfer into the exchange agent's account at DTC, such senior notes will be credited to an account maintained at DTC designated by the participant therein who so delivered such senior notes), as promptly as practicable after the expiration date or the withdrawal or termination of the exchange offer.

Holders of senior notes will not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. Romacorp intends to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder.

Holders who tender senior notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, release and consent, transfer taxes with respect to the exchange of senior notes pursuant to the exchange offer.

Holders tendering senior notes held in global form in exchange for new senior notes shall receive new senior notes in global form and holders tendering senior notes held directly in certificated form in exchange for new senior notes shall receive new senior notes in certificated form, in each case unless otherwise specified in the letter of transmittal, release and consent.

Expiration Date; Extensions; Amendments

The expiration date of the exchange offer and release and consent solicitation is October 27, 2003 at 5:00 pm, New York City time, subject to the extension from time to time by Romacorp by notice to the Exchange Agent as herein provided. Romacorp may extend the exchange offer and release and consent solicitation in its sole discretion. If Romacorp extends the exchange offer and release and consent solicitation, the expiration date will be the latest date and time to which the exchange offer and release and consent solicitation is extended. Romacorp will notify the exchange agent of any extension by oral or written notice and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension of the exchange offer and release and consent solicitation, all senior notes previously tendered and not accepted for exchange will remain subject to the exchange offer and, subject to the terms and conditions of the exchange offer, may be accepted for exchange by Romacorp, and consents delivered to the exchange agent will remain effective, unless validly revoked prior to the consent date.

Romacorp expressly reserves the right, in its sole and absolute discretion:

- to delay accepting any senior notes;

- to extend the exchange offer and release and consent solicitation;

- to withdraw or terminate the exchange offer and release and consent solicitation, and not accept any senior notes or pay any consent fees, at any time for any reason;

- if any of the conditions set forth under "—Conditions of the Exchange Offer and release and consent Solicitation" below have not been satisfied, to terminate the exchange offer and release and consent solicitation; and

- to waive any condition or otherwise amend the terms of the exchange offer and release and consent solicitation in any manner.

If the exchange offer and release and consent solicitation is amended in a manner Romacorp deems to constitute a material change, Romacorp will promptly disclose the amendment by means of an memorandum supplement that will be distributed to the registered holders of the senior notes. Any delay in acceptance, extension, termination or amendment will be followed promptly by an oral or written notice of the event to the exchange agent. Romacorp will also make a public announcement of the event. Without limiting the manner in which Romacorp may choose to make any pubic announcement and subject to applicable law, Romacorp has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to a national news service.

Conditions of the Exchange Offer and Release and Consent Solicitation

It is a condition to the exchange offer, the release and consent solicitation and the payment of the consent fee that the requisite consents shall have been received on or prior to the expiration date.

Notwithstanding any other provision of the exchange offer and release and consent solicitation, or any extension of the exchange offer and release and consent solicitation, Romacorp will not be required to accept for exchange any senior notes or to pay any consent fees, and it may withdraw, terminate or amend the exchange offer and release and consent solicitation for any reason, including, but not limited to, if any of the following conditions exist:

(a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the transactions contemplated by the restructuring, including any such action by any holder of senior notes or any other security holder which, in the sole judgment of Romacorp, might impair the ability of Romacorp to proceed with the transactions contemplated by the exchange offer and release and consent solicitation or any portion thereof, or have a material adverse effect on the contemplated benefits of the transactions contemplated by the exchange offer and release and consent solicitation or any portion thereof, or there will have occurred any material adverse development in any existing action or proceeding with respect to Romacorp and any of its subsidiaries; or

(b) there will have been proposed (including any proposed or pending legislation in existence as of the date hereof), adopted or enacted into law any legislation, rule or regulation that would materially increase the after-tax cost of the transactions contemplated hereby; or

(c)   there will have been any material change, or development involving a prospective change, in the business or financial affairs of Romacorp and its subsidiaries that, in the sole judgment of Romacorp, would materially impair the contemplated benefits of the transactions contemplated hereby; or

(d)   there will have been proposed (including any proposed or pending litigation in existence as of the date hereof), adopted or enacted any law, statute, rule or regulation that, in the sole judgment of Romacorp, might materially impair the ability of Romacorp to proceed with the transactions contemplated hereby; or

(e)   in the reasonable judgment of Romacorp, consummation of the transactions contemplated by the exchange offer and release and consent solicitation will cause or lead to a violation of any statute, rule, regulation, judgment, order or injunction of any state, federal or foreign government or governmental authority or by a court, domestic or foreign; or

(f)   Romacorp determines, in its sole judgment, that it is unlikely that it will obtain the contemplated benefits of the transactions contemplated hereby;

(g)   (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities of the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market or in the over-the-counter market (whether or not mandatory), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (v) any significant change in United States currency exchange rates or a suspension of, or limitation on, the markets thereof (whether or not mandatory), (vi) any significant adverse change in United States securities or financial markets generally, or (vii) in the case of any of the foregoing existing at the time of the commencement of the exchange offer and release and consent solicitation, a material acceleration or worsening thereof;

(h)   the failure of the holders of at least 90% of the aggregate principal amount of the senior notes to validly tender and not withdraw their senior notes in accordance with the terms of this exchange offer prior to the expiration date; or

(i)   the failure of Romacorp to have entered into an amendment to its Loan Agreement dated as of December 31, 2002 with GE Capital Franchise Finance Corporation with respect to the provision of an additional financing of at least $3,000,000 in order to facilitate the exchange offer.

The above conditions are for Romacorp's sole benefit and may be waived by Romacorp at any time in its sole discretion. Romacorp's failure at any time to exercise any of the above rights will not be a waiver of those rights and each right will be deemed an ongoing right that may be asserted at any time. Any determination by Romacorp concerning the events described above will be final and binding upon all parties.

Interest

Each new senior note issued pursuant to the exchange offer and release and consent solicitation will bear interest from the date of the closing of the exchange offer. With respect to all senior notes tendered in the exchange offer, all accrued and unpaid interest owing on such tendered senior notes, through the date on which the exchange offer becomes effective (the "completion date"), shall remain unpaid and shall be cancelled upon completion of the exchange offer. Any interest past due and payable with respect to senior notes, if any, not exchanged pursuant to the exchange offer, shall be paid in cash promptly after the completion date.

Procedures for Tendering, Consenting and Becoming Party to, and a Beneficiary of, the Mutual Release

Unless a holder tenders senior notes according to the guaranteed delivery procedures or the book-entry procedures described below, the holder who desires to tender senior notes must transmit the senior notes, together with a properly completed and executed letter of transmittal, release and consent and all other documents required by the letter of transmittal, release and consent, to the exchange agent at its address before 5:00 p.m., New York City time, on the expiration date. The tender of a holder's senior notes and Romacorp's acceptance of senior notes will constitute a binding agreement between the tendering holder and Romacorp upon the terms and conditions of this memorandum and the letter of transmittal, release and consent. The acceptance of the exchange offer by a tendering holder of senior notes will constitute the agreement by such holder to deliver good and marketable title to the tendered senior notes free and clear of all liens, charges, encumbrances, interests and restrictions of any kind. **Holders of senior notes who validly tender senior notes will also be deemed to have consented to the proposed amendments and to becoming a party to, and a beneficiary of, the Mutual Release.**

The method of delivery of senior notes, letter of transmittal, release and consent and all other required documents is at the election and risk of the tendering and/or consenting holder. If delivery is by mail, Romacorp recommends delivery by registered mail, properly insured, with return receipt requested. Instead of delivery by mail, Romacorp recommends that each holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

Any beneficial owner of the senior notes whose senior notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender senior notes in the exchange offer should contact that registered holder promptly and instruct that registered holder to tender on its behalf. If the beneficial owner wishes to tender directly, it must, prior to tendering senior notes and executing the letter of transmittal, release and consent, make appropriate arrangements to register ownership of the senior notes in its name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Any financial institution that is a participant in the Book-Entry Transfer Facility system of DTC may make book-entry delivery of the senior notes by causing DTC to transfer the senior notes into the exchange agent's account in accordance with DTC's procedures for such transfer. To be timely, book-entry delivery of senior notes requires receipt of a confirmation of a book-entry transfer before the expiration date. Although delivery of the senior notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, release and consent (or facsimile), properly completed and executed, with any required signature guarantees and any other required documents or an agent's message (as described below), must in any case be delivered to and received by the exchange agent at its address on or before the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

DTC has confirmed that the exchange offer is eligible for DTC's Automated Tender Offer Program. Accordingly, participants in DTC's Automated Tender Offer Program may, instead of physically completing and signing the applicable letter of transmittal, release and consent and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer senior notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. DTC's Automated Tender Offer Program may not be used to consent to the proposed amendments.

The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC's Automated Tender Offer Program that is tendering senior notes that are the subject of such book-entry confirmation; that the participant has received and agrees to be bound by the terms of the applicable letter of transmittal, release and consent or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and that Romacorp may enforce such agreement against that participant.

Each signature on a letter of transmittal, release and consent or a notice of withdrawal or revocation must be guaranteed unless the senior notes are tendered:

- by a registered holder who has not completed the box entitled "Special Delivery Instructions"; or

- for the account of an eligible institution (as described below).

If a signature on a letter of transmittal, release and consent or a notice of withdrawal or revocation is required to be guaranteed, the signature must be guaranteed by a participant in a recognized Medallion Signature Program (a "Medallion Signature Guarantor"). If the letter of transmittal, release and consent is signed by a person other than the registered holder of the senior notes, the senior notes surrendered for exchange must be endorsed by the registered holder, with the signature guaranteed by a Medallion Signature Guarantor. If any letter of transmittal, release and consent endorsement, bond power, power of attorney or any other document required by the letter of transmittal, release and consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should sign in that capacity when signing. Such person must submit to Romacorp evidence satisfactory, in Romacorp's sole discretion, of his or her authority to so act unless Romacorp waives such requirement. In the event such procedures are followed by a beneficial owner consenting to the proposed amendments, the registered holder or holders of such notes must sign a valid irrevocable proxy that authorizes such person (or person's legal representative or attorney in fact) to vote such senior notes on behalf of such registered holder(s), as only registered holders of senior notes are entitled to deliver consents.

As used in this memorandum with respect to the senior notes, a "registered holder" is any person in whose name the senior notes are registered on the books of the registrar. An "eligible institution" is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other "eligible guarantor institution" as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934.

Romacorp will determine in its sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of senior notes tendered for exchange. Romacorp's determination will be final and binding. Romacorp reserves the absolute right to reject senior notes not properly tendered, and to reject any senior notes if acceptance might, in its judgment or its counsel's judgment, be unlawful. Romacorp also reserves the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular senior notes at any time, including the right to waive the ineligibility of any holder who seeks to tender senior notes in the exchange offer.

Romacorp's interpretation of the terms and conditions of the exchange offer and release and consent solicitation, including the letter of transmittal, release and consent and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of senior notes for exchange must be cured within such period of time as Romacorp determines. Neither Romacorp nor the exchange agent is under any duty to give notification of defects in such tenders or will incur any liability for failure to give such notification. Tenders of senior notes will not be deemed to have been made until such irregularities have been cured or waived.

The new senior notes to be issued in connection with the exchange offer and release and consent solicitation have not been registered under the Securities Act of 1933 or any applicable state securities laws and are being issued in reliance upon one or more exemptions from the registration requirements under the Securities Act of 1933 and pursuant to state securities law exemptions. Accordingly, the new senior notes to be issued in connection with the exchange offer and release and consent solicitation will be "restricted securities" and may not be resold unless they are subsequently registered under the Securities Act of 1933 and applicable state laws or an exemption from such registration is available. By tendering senior notes pursuant to the exchange offer, you will represent to Romacorp that, among other things:

- you are an "accredited investor" (as defined in Regulation D under the Securities Act of 1933);

- you acknowledge that you must bear the economic risk of your investment in the new senior notes for an indefinite period of time;

- you are acquiring the new senior notes for your own account and not with any view toward the resale or distribution thereof;

- you have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of an investment in the new senior notes;

- you have carefully reviewed this memorandum, have been furnished with all other materials that you consider relevant to an investment in the new senior notes, have had a full opportunity to ask questions of and receive answers from Romacorp or any person or persons acting on behalf of Romacorp concerning the terms and conditions of an investment in the new senior notes and no statement or printed material that is contrary to this memorandum has been made or given to you by or on behalf of Romacorp;

- you acknowledge that there are risks incident to the acquisition of the new senior notes, including, without limitation, those risks that are summarized under "Risk Factors" in this memorandum; and

- you acknowledge that Romacorp is relying upon your representations, warranties and agreements contained in the letter of transmittal, release and consent in determining the applicability of certain laws and regulations to the exchange offer and release and consent solicitation.

In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal, release and consent.

Romacorp reserves the right, in its sole discretion, not to accept senior notes tendered or to issue new senior notes to any holder if to do so could affect the availability of a private placement exemption under, or result in a violation of, applicable federal or state securities laws.

Withdrawal of Tenders; Absence of Appraisal Rights

Tenders of senior notes may be validly withdrawn at any time until the consent date. However, tenders of senior notes may not be withdrawn after the consent date; provided, that if Romacorp reduces either (a) the principal amount of senior notes subject to the exchange offer pursuant to which such senior notes were tendered or (b) the consideration to less than that offered at the time the holder tendered such senior notes, previously tendered senior notes may be withdrawn until the expiration of ten business days after the date that notice of any such reduction is first published, given or sent to holders in respect of the exchange offer by Romacorp. Tenders of any senior notes also may be withdrawn if the exchange offer is terminated without any such senior notes being exchanged thereunder or as otherwise provided herein. **Valid withdrawals of tenders of senior notes shall be deemed to constitute an automatic revocation of such holder's consent to the proposed amendments and to becoming a party to, and a beneficiary of, the Mutual Release**. Any attempted withdrawal of senior notes after the consent date will not affect the tenders of senior notes, the Mutual Release or the effectiveness of the proposed amendments to the existing indenture, although the proposed amendments and the Mutual Release will not become operative until the closing date of the exchange offer. In the event of termination of the exchange offer, the senior notes tendered pursuant to such exchange offer will be returned to the tendering holder promptly.

Holders who have tendered senior notes and who wish to exercise their right of withdrawal with respect to the exchange offer must give written notice of withdrawal delivered by mail, hand delivery or facsimile transmission, which notice must be received by the exchange agent at its address set forth in this memorandum prior to the consent date or at such other permissible times as are described herein. In order to be valid, a notice of withdrawal must specify the name of the person who deposited the senior notes to be withdrawn, the name in which the senior notes are registered (or, if tendered by book-entry transfer, the name of the participant in the Book-Entry Transfer Facility whose name appears on the security position listing as the owner of such notes), if different from that of the depositor, and the principal amount of senior notes to be withdrawn. If certificates have been delivered or otherwise identified (through confirmation of book-entry transfer of such notes) to the exchange agent, the name of the holder and the certificate number or numbers relating to such withdrawn senior notes must also be furnished to the exchange agent prior to the physical release of the certificates for the withdrawn senior notes (or, in the case of senior notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with withdrawn senior notes). The notice of withdrawal must be signed by the holder in the same manner as the letter of transmittal, release and consent (including, in any case, any required signature guarantees), or be accompanied by evidence satisfactory to Romacorp that the person withdrawing the tender has succeeded to the beneficial ownership of such senior notes. Withdrawals of tendered senior notes may not be rescinded, and any senior notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. However, validly withdrawn senior notes may be retendered by following the procedures therefor described elsewhere in this memorandum at any time prior to the expiration date.

Any attempted withdrawal of previously tendered senior notes after the consent date or otherwise than in accordance with the provisions described above will not constitute a valid withdrawal of such tender.

All questions as to the form and validity (including time of receipt) of any delivery or revocation of a tender will be determined by Romacorp, in its sole discretion, which determination shall be final and binding. None of Romacorp, the exchange agent, the trustee or any other person will be under any duty to give notification of any defect or irregularity in any delivery or revocation of a tender, or incur any liability for failure to give any such notification.

If Romacorp is delayed in its acceptance for exchange of, or payment for, any senior notes or is unable to accept for exchange senior notes pursuant to the exchange offer for any reason, then, without prejudice to Romacorp's rights hereunder, tendered senior notes may be retained by the exchange agent on behalf of Romacorp and may not be withdrawn (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the senior notes deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this section.

There are no appraisal or other similar rights available to the holders or beneficial owners of senior notes in connection with the exchange offer.

Guaranteed Delivery Procedures

If you wish to tender your senior notes and:

- your senior notes are not immediately available;

- you are unable to deliver on time your senior notes or any other document that you are required to deliver to the exchange agent; or

- you cannot complete the procedures for delivery by book-entry transfer on time;

you may tender your senior notes according to the guaranteed delivery procedures described in the letter of transmittal, release and consent. Those procedures require that:

- tender must be made by or through an eligible institution and a notice of guaranteed delivery must be signed by the holder;

- on or before the expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered senior notes and the principal amount of tendered senior notes; and

- properly completed and executed documents required by the letter of transmittal, release and consent and the tendered senior notes in proper form for transfer or confirmation of a book-entry transfer of such senior notes into the exchange agent's account at DTC must be received by the exchange agent at least within three (3) New York Stock Exchange trading days after the expiration date.

Any holder who wishes to tender senior notes pursuant to the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal, release and consent relating to such senior notes before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Senior Notes for Exchange; Delivery of New Senior Notes or Cash

Upon satisfaction or waiver of all the conditions to the exchange offer, Romacorp will accept senior notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The new senior notes or cash (as the case may be) will be delivered promptly after acceptance of the senior notes. For purposes of the exchange offer, Romacorp will be deemed to have accepted validly tendered senior notes when, as and if it has given notice to the exchange agent.

The Exchange Agent; Assistance

The Bank of New York is the exchange agent. All tendered senior notes, executed consents and letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this memorandum, the letter of transmittal, release and consent and other related documents should be addressed to the exchange agent as follows:

By Hand, Registered or Certified Mail or Overnight Courier:

The Bank of New York
101 Barclay Street - 7E
New York, NY 10286
Attention: **Corporate Trust Department**
Reorganization Unit
Attn: Bernard Arsenec
Tel: 212-815-5098

By Facsimile:

(212) 298-1915
Attention: **Bernard Arsenec**
Confirm by Telephone:
(212) 815-5098

The Information Agent

Romacorp will bear the expenses of soliciting senior notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitations may be made by telephone, facsimile or in person by officers and regular employees of Romacorp and its affiliates and by persons so engaged by the exchange agent.

Romacorp will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with its services and pay other expenses, including fees and expenses of the trustee under the existing indenture, filing fees, and printing and distribution expenses.

Houlihan Lokey Howard & Zukin Capital ("Houlihan") has been appointed as information agent for the exchange offer and release and consent solicitation. Romacorp will pay the information agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. Requests for assistance or additional copies of this memorandum and the letter of transmittal, release and consent may be directed to the information agent at the address and telephone numbers as follows:

Melanie Giegel
Houlihan Lokey Howard & Zukin
685 Third Avenue
New York, NY 10017-4024
Telephone: 212-497-4216
Fax: 212-661-6785

Holders of senior notes may also contact their broker, dealer, commercial bank or trust company for assistance concerning the exchange offer and release and consent solicitation.

Houlihan has served as a financial advisor to Romacorp, including in connection with the exchange offer and release and consent solicitation. Houlihan will receive compensation in connection with the exchange offer and release and consent solicitation if the exchange offer is consummated as described in this memorandum, and Romacorp will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Romacorp will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this memorandum and related documents to the beneficial owners of senior notes, and in handling or forwarding tenders and consents for their customers.

Romacorp will pay all transfer taxes, if any, applicable to the exchange of senior notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of senior notes pursuant to the exchange offer, then the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of those taxes or exemption is not submitted with the letter of transmittal, release and consent, the amount of those transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

Romacorp will recognize gain on early retirement of debt related to the difference in the face value of senior notes tendered and new senior notes issued during the exchange. This gain on early retirement of debt will be reduced by the unamortized debt issuance costs related to the issuance of the senior notes. The expenses of the exchange offer will be allocated to the new senior notes and such expenses will be amortized over the life of such new senior notes.

Market and Trading Information of the Senior Notes; Consequences of Not Exchanging

The senior notes trade in the over-the-counter market. Prices and trading volumes of the senior notes in the over-the-counter market are not reported and can be difficult to monitor. Quotations for securities that are not widely traded, such as the senior notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to obtain current information with respect to market prices for the senior notes. Although Romacorp believes that the over-the-counter trading activity of the senior notes is currently limited, to the extent that senior notes are tendered for exchange pursuant to the exchange offer, the trading markets for the senior notes that remain outstanding will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for senior notes not accepted for exchange may be adversely affected to the extent the amount of senior notes accepted for exchange pursuant to the exchange offer reduces the float of the senior notes. The reduced float may also make the trading price of the senior notes more volatile. In addition, upon the closing of the exchange offer, certain covenants and other provisions contained in the indenture governing the senior notes will be amended, which may adversely affect the market prices for the senior notes. There can be no assurance that any trading market will exist for the senior notes following the exchange offer. The extent of the public market for the senior notes following consummation of the exchange offer would depend upon the number of holders that remain at such time, the interest in maintaining markets in the senior notes on the part of securities firms and other factors.

Transferability

No transfer of the new senior notes will be permitted unless: (i) the new senior notes are registered under the Securities Act of 1933; or (ii) an exemption from registration under the Securities Act of 1933. Any notes, certificates or instruments issued in respect of or evidencing the new senior notes shall bear a restrictive legend to that effect and such other legends as shall be desirable in the sole judgment of Romacorp under applicable federal, state and foreign securities laws.

The trustee under the indenture governing the new senior notes (the "new indenture") will be the transfer agent for the new senior notes issued pursuant to the exchange offer.

The new senior notes may be issued originally in the form of one or more notes or certificates (the "Global Instruments") in substantially the same manner as the senior notes are currently held, and subject to the same terms and conditions currently applicable to the senior notes under the indenture governing the senior notes. The Global Instruments will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the Global Instruments will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC. Romacorp may elect to require that the new senior notes be registered and held in the name of the beneficial owners of such new senior notes.

DESCRIPTION OF NEW SENIOR NOTES

The new senior notes will be issued pursuant to an indenture between Romacorp and The Bank of New York, as trustee (the "new indenture"), a copy of which is attached hereto as Exhibit A. The terms of the new senior notes will include those stated in the new indenture and those made part of the new indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of original issuance of the new senior notes. However, the new indenture will not be qualified under the Trust Indenture Act.

The new senior notes are subject to all such terms, and holders of the senior notes are referred to the new indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the new indenture does not purport to be complete and is qualified in its entirety by reference to the new indenture, including the definitions in the new indenture of certain terms used below.

The new indenture will be substantially identical to the indenture governing the senior notes before giving effect to the proposed amendments, but with the changes described below. Holders of the senior notes are urged to review the indenture governing the senior notes, a copy of which will be furnished to any such holder upon request.

The new senior notes will have a scheduled maturity date of December 31, 2008. Interest on the tranche A senior notes will accrue at a rate of 10.5% per annum, 3% of which will be payable semiannually in cash and 7.5% of which will be paid-in-kind on each January 1 and July 1, commencing on January 1, 2004. Interest on the tranche B senior notes will accrue at a rate of 6.5% per annum, and will be payable in cash on each January 1 and July 1, commencing on January 1, 2004. Interest on the tranche C senior notes will accrue at a rate of 13.2% per annum, and will be paid-in-kind on each January 1 and July 1, commencing on January 1, 2004. In certain circumstances, based on the cash flow of Romacorp and its subsidiaries, some or all of the interest on the new senior notes which would otherwise be paid-in-kind, as described above, shall be paid in cash.

Romacorp will be permitted to redeem the new senior notes on the same terms that it is presently entitled to redeem the senior notes, but subject to redemption restrictions imposed under Romacorp's credit agreement. The new senior notes will be redeemable, at Romacorp's option, in whole at any time or in part from time to time, at the same redemption prices and dates as the senior notes, although based on the principal amount of the new senior notes (rather than the senior notes).

The following differences will exist between the new indenture and the existing indenture (before giving effect to the proposed amendment):

(i)   the new indenture shall contain a covenant as Section 4.22 that prohibits Romacorp and its Subsidiaries from making any capital expenditures in the aggregate in any fiscal year in excess of $3,500,000; provided that if Romacorp and its subsidiaries do not expend such amount in any fiscal year, 50% of the unutilized amount may be carried forward to the immediately succeeding fiscal year.

(ii)   the new indenture will provide for interest to accrue on the new senior notes as described above and will contain a mechanism pursuant to which all or a portion of the paid-in-kind interest on the new senior notes may be paid in cash out of Excess Cash Flow (as defined in the new indenture).

(iii)   the new indenture shall treat all Subsidiaries of Romacorp the same and shall no longer distinguish between Restricted Subsidiaries and Unrestricted Subsidiaries (as defined in the existing indenture).

(iv)   the new indenture shall have an amended "Asset Sales" covenant (Section 4.05) so that (a) the first $1,000,000 of Net Cash Proceeds (as defined in such indenture) from Asset Sales (as defined in such indenture) received by Romacorp and its subsidiaries after the issuance of the new senior notes will be exempt from such Section 4.05, (b) Romacorp's ability to acquire Replacement Assets (as defined in such indenture) will be subject to the new capital expenditure covenant described above added as Section 4.22, (c) the date of the Net Proceeds Offer Trigger Date (as defined in such indenture) will be advanced from the 366th day following an Asset Sale to the 181st day following an Asset Sale, (d) the Net Proceeds Offer Amount (as defined in such indenture) required prior to making an Offer to Purchase (as defined in such indenture) will be decreased from $5,000,000 to $1,000,000, (e) the second paragraph of Section 4.05 will be deleted, and (f) the use of Net Cash Proceeds from Asset Sales will be allowed to make market purchases of senior notes or new senior notes. The new indenture shall also have an amended "Asset Sale" definition which will eliminate the $1,000,000 exemption included therein.

(v) the new indenture shall contain a more restrictive "Restricted Payments" covenant (Section 4.06), which shall dramatically limit the exceptions to the general restriction. Specifically the second paragraph thereof shall read substantially as follows, "Notwithstanding the foregoing, the provisions set forth in the immediately proceeding paragraph do not prohibit: (1) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; and (2) distributions to Holdings to fund tax obligations of Holdings related to income generated by Romacorp and its Restricted Subsidiaries and taxable to Holdings."

(vi) the new indenture shall permit Romacorp to incur mezzanine indebtedness for the sole purpose of facilitating market purchases of up to $15,000,000 principal amount of senior notes and new senior notes.

(vii) the new indenture shall contain a more restrictive "Transactions with Affiliates" covenant (Section 4.03), which shall prohibit Romacorp from entering into or permitting to exist any transaction with Sentinel Capital Partners L.L.C. and/or its affiliates, other than those currently in place; and

(viii) the new indenture shall contain a more restrictive "Conduct of Business" covenant (Section 4.15), that prohibits Romacorp entering into any business that is not a "Tony Romas" restaurant; and

The restrictive covenants contained in the new indenture will be substantially identical to those currently contained in the indenture governing the senior notes except as described above. Any definitions or other provisions of the existing indenture that relate to the restrictive covenants will be modified in the new indenture to conform to the intent of the restrictive covenants as modified and to reflect, in a manner that Romacorp determines to be appropriate, the exchange offer.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the expected material United States federal income tax consequences to owners of senior notes (the "Old Noteholders") as a result of the exchange offer and release and consent solicitation. The following does not address the federal tax consequences of the exchange offer to subsequent purchasers of the new senior notes. The statements of law and legal conclusions contained in this summary are based upon the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, possibly on a retroactive basis. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. No opinion of counsel has been obtained, and Romacorp does not intend to seek a ruling from the Internal Revenue Service (the "IRS") as to any of such tax consequences, and there can be no assurance that the IRS will not challenge one or more of the tax consequences of the exchange offer described below.

This summary does not apply to Old Noteholders that are not United States persons (as defined in the Code) or that are otherwise subject to special treatment under U.S. federal income tax law (including, for example, banks, governmental authorities or agencies, financial institutions, insurance companies, pass-through entities, tax-exempt organizations, brokers and dealers in securities, mutual funds, small business investment companies, and regulated investment companies). The following discussion assumes that Old Noteholders hold the senior notes as "capital assets" within the meaning of Code Section 1221. Moreover, this summary does not purport to cover all aspects of U.S. federal income taxation that may apply to Old Noteholders based upon their particular circumstances. Additionally, this summary does not discuss any tax consequences that may arise under state, local, or foreign tax law.

The following summary is not a substitute for careful tax planning and advice based on the particular circumstances of each Old Noteholder. All Old Noteholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences, as well as any applicable state, local, and foreign consequences of the exchange offer.

Tax Consequences to Old Noteholders Who Do Not Participate in the Exchange Offer

An Old Noteholder who does not exchange its senior notes for cash or the new senior notes pursuant to the exchange offer and continues to hold the untendered senior notes will be entitled to all the rights and subject to all the limitations applicable under the indenture governing the senior notes, except to the extent that such rights or limitations, by their terms, terminate or cease to have any further effectiveness as a result of the exchange offer and release and consent solicitation. If the changes that are made to the rights of Old Noteholders as a result of the exchange offer and release and consent solicitation constitute a "significant modification" of the senior notes within the meaning of the relevant Treasury Regulations, any Old Noteholder who does not exchange its senior notes for cash or the new senior notes pursuant to the exchange offer and continues to hold the untendered senior notes will be deemed to have engaged in an exchange of such holder's senior notes for "new," *i.e.*, modified, senior notes. It is not clear that the changes to the rights of Old Noteholders as a result of the exchange offer and release and consent solicitation will constitute a "significant modification" for this purpose. If those changes do not constitute a "significant modification," Old Noteholders who do not participate in the exchange offer will continue to hold their senior notes with the same tax basis and holding period as before, and will not recognize any taxable gain or loss with respect to their senior notes as a result of the exchange offer and release and consent solicitation. If the changes do constitute a "significant modification," the modified senior notes will be considered to be issued on the date of the completion of the exchange offer and will be considered to mature on the original maturity date of the "old" senior notes. In general, such an exchange would be a taxable event unless the Code explicitly prevents recognition of any gain or loss realized (*e.g.*, if the exchange is a recapitalization under the Code as discussed below and the "new" senior notes qualify as securities for federal income tax purposes).

If there were such a deemed exchange in which an Old Noteholder must recognize gain or loss, a nontendering Old Noteholder will realize gain or loss based on the difference between the issue price of the modified senior notes and such holder's tax basis in the old senior notes. The issue price of the modified senior notes would be their fair market value if such notes or the old senior notes are properly treated as "publicly traded" for federal income tax purposes, or their principal amount if such notes are not publicly traded (which, as discussed below, Romacorp believes to be the case).

However, an Old Noteholder will not be required to recognize gain or loss on a deemed exchange of its old senior notes for federal income tax purposes if the exchange qualifies with respect to such Old Noteholder as a tax-free exchange in a recapitalization of Romacorp under section 368(a)(1)(E) of the Code. In order for the deemed exchange of old senior notes for modified senior notes to qualify as a non-taxable recapitalization, both the old senior notes and the modified senior notes must be treated as "securities" under the relevant provisions of the Code. As discussed in more detail below, a debt instrument with a stated maturity of less than five years generally will not be treated as a "security." Because the modified senior notes will have a stated maturity of only approximately two years and eight months, the modified senior notes do not appear to constitute "securities." As a result, a deemed exchange of old senior notes for modified senior notes may not constitute a non-taxable recapitalization. Old Noteholders should consult their tax advisors regarding the potential federal income tax consequences of not participating in the exchange offer.

Tax Consequences to Old Noteholders Who Participate in the Exchange Offer and Elect Cash

Old Noteholders who participate in the exchange offer and receive cash for their senior notes will be treated as exchanging their senior notes for cash in a taxable exchange under Code Section 1001. Accordingly, such an Old Noteholder should recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) such Old Noteholder's basis in the senior notes. Such gain or loss should be capital in nature (subject to the "market discount" rules described below) and should be long-term capital gain or loss if the senior notes were held for more than one year. To the extent that a portion of the cash received in exchange for the senior notes is allocable to accrued but untaxed interest, the Old Noteholder may recognize ordinary income. See "Accrued But Untaxed Interest" below.

Tax Consequences to Old Noteholders Who Participate in the Exchange Offer and Elect New Senior Notes

The Exchange May Qualify As A Tax-Free Recapitalization. If both the senior notes and the new senior notes qualify as securities for federal income tax purposes and the exchange made pursuant to the exchange offer qualifies as a tax-free recapitalization, Old Noteholders who exchange senior notes for new senior notes will not recognize gain or loss on the exchange except to the extent of cash or new senior notes received in exchange for the senior notes that is allocable to accrued but untaxed interest in which case the Old Noteholder may recognize ordinary income. See "Accrued But Untaxed Interest" below. If either the senior notes or the new senior notes are not securities for federal income tax purposes, Old Noteholders who exchange senior notes for new senior notes will recognize gain or loss (computed by substituting the "issue price" of the new senior notes for the amount of cash received) as described above.

Whether an instrument constitutes a "security" is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including, among others, the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued.

The senior notes have a stated maturity of eight years. The new senior notes will have a stated maturity of approximately 5 years and two months. While the issue is not free from doubt, Romacorp intends to treat both the senior notes and the new senior notes as securities for federal income tax purposes and the exchange made pursuant to the exchange offer as a tax-free recapitalization.

Determination of Basis. If both the senior notes and the new senior notes are treated as securities and the exchange made pursuant to the exchange offer is treated as a tax-free recapitalization, Old Noteholders who exchange senior notes for new senior notes should obtain a tax basis in the new senior notes equal to the tax basis of the senior notes surrendered therefore and should have a holding period for the new senior notes that includes the holding period for the senior notes; *provided that* the tax basis of any new senior notes treated as received in satisfaction of accrued interest should equal the amount of such accrued interest, and the holding period for such new senior notes should not include the holding period of the senior notes.

If the senior notes or the new senior notes are not treated as securities or the exchange made pursuant to the exchange offer otherwise does not qualify as a tax-free recapitalization, Old Noteholders who exchange senior notes for new senior notes will be treated as exchanging their senior notes for new senior notes in a taxable exchange under Section 1001 of the Code. Accordingly, an Old Noteholder should recognize gain or loss equal to the difference between (i) the issue price of new senior notes received in exchange for the senior notes and (ii) the Old Noteholder's adjusted basis in the senior notes. Such gain or loss should be capital in nature (subject to the "market discount" rules described below) and should be long-term capital gain or loss if the senior notes were held for more than one year. To the extent that a portion of the new senior notes received in exchange for the senior notes is allocable to accrued but untaxed interest, the Old Noteholder may recognize ordinary income. See "Accrued But Untaxed Interest" below. An Old Noteholder's tax basis in new senior notes received should equal the fair market value of the new senior notes as of the completion date. An Old Noteholder's holding period for new senior notes should begin on the day following the completion date.

Determination of Issue Price. The issue price of the new senior notes will be determined according to the original issue discount ("OID") provisions of the Code. Under the OID provisions of the Code, the new senior notes will be treated as debt instruments issued for property (*i.e.*, the senior notes). If either the senior notes or the new senior notes are properly treated as "publicly traded" under relevant Treasury Regulations, the issue price of the new senior notes will be the fair market value of the senior notes or the new senior notes, as the case may be, at the time of issuance of the new senior notes. If neither the senior notes nor the new senior notes are properly treated as publicly traded, the issue price of the new senior notes will be the stated principal amount of the new senior notes. Although not free from doubt, Romacorp has concluded, and will take the position, that the senior notes should not be treated as publicly traded.

Accrued But Untaxed Interest. To the extent that any amount received by an Old Noteholder is attributable to accrued but untaxed interest, such amount should be taxable to the Holder as interest income, if such accrued interest previously has not been included in the Holder's gross income for U.S. federal income tax purposes. Conversely, an Old Noteholder may be able to recognize a deductible loss (or, possibly, a write-off against a reserve for bad debts) to the extent that any accrued interest was previously included in the Old Noteholder's gross income but was not paid in full by Romacorp.

The extent to which new senior notes received by an Old Noteholder will be attributable to accrued but untaxed interest is unclear. Treasury Regulations generally treat payments under a debt instrument first as a payment of accrued and unpaid interest and then as a payment of principal. Moreover, the terms of the exchange offer provide that an Old Noteholder will receive cash or additional new senior notes for accrued but unpaid interest. In its information filings to the Old Noteholders Romacorp intends to report interest income with respect to the senior notes consistent with the above allocation.

Market Discount. Old Noteholders who exchange senior notes for new senior notes may be affected by the "market discount" provisions of Code Sections 1276 through 1278. Under these rules, some or all of the gain realized by an Old Noteholder may be treated as ordinary income (instead of capital gain), to the extent of the amount of "market discount" on the senior notes.

In general, a debt instrument not issued with OID (such as the senior notes) is considered to have been acquired with "market discount" if the holder's adjusted tax basis in such debt instrument is less than its adjusted issue price by at least a *de minimis* amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity). Any gain recognized by an Old Noteholder on the disposition of senior notes that were acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the senior notes were considered to be held by an Old Noteholder (unless the Old Noteholder elected to include market discount in income as it accrued).

Tax Consequences of Holding New Senior Notes

As described above, the "issue price" of the new senior notes will depend upon whether they or the senior notes are traded on an "established securities market." Pursuant to Treasury Regulations, an "established securities market" need not be a formal market. It is sufficient that the notes appear on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions, or that price quotations for such notes are readily available from brokers, dealers or traders.

As described above, Romacorp intends to take the position that, while not free from doubt, the senior notes are not traded on an established securities market and that the "issue price" of the new senior notes generally will be their stated principal amount if, as is also expected, the stated interest rate is greater than the applicable federal rate in effect on the completion date for obligations of similar maturity. If the senior notes or the new senior notes are traded on an established securities market, the issue price of the new senior notes will be the fair market value of the senior notes.

If, as expected, the senior notes are not treated as traded on an established securities market then it is not likely that the new senior notes will be issued with OID. In general, a debt instrument is treated as having OID to the extent its "stated redemption price at maturity" exceeds its "issue price" by more than a de minimis amount. If the senior notes were treated as traded on an established securities market then it is likely that the new senior notes will be issued with OID.

If the new senior notes are issued with OID, each holder generally will be required to accrue the OID in respect of the new senior notes received and include such amount in gross income as interest over the term of such notes based on the constant yield method. Accordingly, each holder generally will be required to include amounts in gross income in advance of the payment of cash in respect of such income. A holder's tax basis in a new senior note will be increased by the amount of any OID included in income and reduced by any cash received (other than payments of stated interest) made with respect to such note.

Bond Premium. If an Old Noteholder has a tax basis in any of the new senior notes received that exceeds the issue price of such note, but is less than or equal to the unpaid principal amount of such notes, the amount of OID includable in the holder's gross income generally is reduced in each period in proportion to the percentage of the OID represented by the excess basis. Alternatively, if a holder is willing to treat all stated interest as OID, such holder may elect to recompute the OID accruals by treating its acquisition as a purchase at original issue and applying the constant yield method. Such an election may not be revoked without the consent of the IRS.

If an Old Noteholder has a tax basis in any of the new senior notes that exceeds the unpaid principal amount of such note (i.e., a "bond premium"), the holder will not include any of the OID in income. Moreover, a holder may elect to deduct any bond premium over the period from its acquisition of such note to the maturity date of such note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date), but not in excess of the stated interest. If such bond premium is amortized, the amount of stated interest on any new senior note that must be included in the holder's gross income for each period ending on any interest payment date or at the maturity date, as the case may be, will (except as Treasury regulations may otherwise provide) be reduced by the portion of bond premium allocable to such period based on the note's yield to maturity. The holder's tax basis in its new senior note will be reduced by a like amount. If such an election to amortize bond premium is not made, a holder will receive a tax benefit from the premium only in computing such holder's gain or loss upon the sale or other taxable disposition of the new senior note, or upon the full or partial payment of principal.

An election to amortize bond premium will apply to amortizable bond premium on all notes and other bonds the interest on which is includable in the holder's gross income and that are held at, or acquired after, the beginning of the holder's taxable year as to which the election is made. The election may be revoked only with the consent of the IRS.

Market Discount. Any Old Noteholder that has a tax basis in any new senior notes less than the issue price of such notes generally will be subject to the market discount rules (unless such difference is less than a de minimis amount). In addition, an Old Noteholder who acquired its senior notes at a market discount and that receives its new senior notes as part of a tax-free exchange may be required to carry over to such notes any accrued market discount with respect to its senior notes to the extent not previously included in income.

Under the market discount rules, a holder is required to treat any principal payment on, or any gain recognized on the sale, exchange, retirement or other disposition of a new senior note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. A holder could be required to defer the deduction of a portion of the interest expense on any indebtedness incurred or maintained to purchase or to carry a market discount note, unless an election is made to include all market discount in income as it accrues. Such an election would apply to all bonds acquired by the holder on or after the first day of the first taxable year to which such election applies, and may not be revoked without the consent of the IRS.

Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition of such senior notes to the maturity date of the notes, unless the holder irrevocable elects to compute the accrual on a constant yield basis. This election can be made on a note-by-note basis.

The Treasury Department is expected to promulgate regulations that will provide that any accrued market discount not treated as ordinary income upon a tax-free exchange of market discount bonds would carry over to the nonrecognition property received in the exchange. If such regulations are promulgated and are applicable to the exchange offer (and possibly even without the issuance of regulations) any Old Noteholder will carry over any accrued market discount incurred in respect of its senior notes (assuming both the senior notes and new senior notes are treated as securities for federal income tax purposes and the exchange made pursuant to the exchange offer is treated as a tax-free recapitalization) such that any gain recognized by such holder upon a subsequent disposition of such new senior notes also would be treated as ordinary income to the extent of any such accrued market discount not previously included in income.

Tax Consequences to Old Noteholders Who Receive the Consent Fee

Romacorp intends to treat the consent fee as the payment of a fee for consenting to the amendments to the indenture governing the senior notes. Accordingly, the consent fee should be taxable to an exchanging Old Noteholder as ordinary income regardless of whether the exchange is treated as a reorganization for tax purposes.

Information Reporting and Backup Withholding

Romacorp will be required to furnish certain information to the Service with respect to interest paid (and amortized OID, if any) on new senior notes during the calendar year. Under certain circumstances, a holder may be subject to backup withholding at a 28% rate on payments of interest on, and the proceeds of a sale, exchange or redemption of, the new senior notes. Backup withholding generally will not apply with respect to payments made to certain "exempt recipients" such as corporations (within the meaning of section 7701(a) of the Code) or certain tax-exempt entities. In the case of a non-exempt recipient, backup withholding generally applies only if such recipient (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the Service that he or she has failed to report payment of interest and dividends properly and the Service has notified Romacorp that he or she is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding for failure to report interest or dividend payments. Backup withholding is not an additional tax. Rather, any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the Service.

INDEPENDENT AUDITORS

The consolidated financial statements of Romacorp and its subsidiaries as of March 30, 2003 and March 24, 2002 and for each of the three fiscal years in the period ended March 30, 2003, incorporated into this memorandum by reference to Romacorp's Annual Report on Form 10-K, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing therein.

MUTUAL RELEASE

This MUTUAL RELEASE (this "Release") is made and entered into as of _____, 2003, by and among (i) Romacorp, Inc., a Delaware corporation ("Romacorp"), (ii) Sentinel Capital Partners, L.P. ("Sentinel"), (iii) The Bank of New York ("BONY"), and (iv) each of the entities who validly tendered (and did not withdraw) Existing Senior Notes in accordance with the terms of the Exchange Offer (each, a "Noteholder" and, collectively, the "Noteholders"). Romacorp, Sentinel, BONY and the Noteholders are collectively referred to herein as the "Parties" and each individually as a "Party."

1.   Definitions. As used herein, the following terms shall have the following meanings:

"Claims" means any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, breaches, agreements, promises, licenses, variances, trespasses, damages (including, but not limited to, avoiding power and equitable subordination claims), judgments, extents, executions, claims, costs, expenses, and demands whatsoever, in law, in equity or in admiralty, in contract or tort, by statute or otherwise, whether known or unknown, suspected or unsuspected, vested or contingent, liquidated or unliquidated, matured or unmatured.

"Exchange Offer" means the transactions described pursuant to the Offering Memorandum.

"Existing Senior Notes" has the meaning assigned to such term in the Offering Memorandum.

"Offering Memorandum" means the Exchange Offering Memorandum and Release and Consent Solicitation Statement, dated as of September 22, 2003, of Romacorp.

"Related Party" means, as to any Party, such Party's past, present, and future direct and indirect subsidiaries, shareholders, and its and their respective past, present and future affiliates, divisions, officers, directors, shareholders, equityholders, creditors, members, partners, advisory board members, board of representatives members, principals, employees, agents, attorneys, fiduciaries, heirs, executors, estates, servants, representatives, nominees, predecessors, successors, assigns, and any other person (natural or otherwise) acting or purporting to act on behalf of any of the foregoing.

2.   Release. Each Party, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, by these presents does for itself and for each of its Related Parties (each, a "Releasor" and, collectively, the "Releasors"), hereby expressly, unconditionally, generally, and individually and collectively waive, release, acquit and forever discharge one another and each other, and each of their respective Related Parties (collectively, the "Releasees") from every, any, and all Claims, which Claims against the Releasees, jointly or severally, any Releasor ever had, now has, or hereafter can, shall or may have, for, upon or by reason of any matter, act, failure to act, transaction, event, occurrence, cause, or thing whatsoever from the beginning of the world to the day of the date of this Release (the "Release Date") directly or indirectly relating to or arising out of (x) the issuance or nonpayment of the Existing Senior Notes by Romacorp or its subsidiaries, (y) any actions taken, or omitted to be taken, by any of the Parties as holders of the Existing Senior Notes, or (z) any actions taken, or omitted to be taken, by any other Parties as Related Parties of Romacorp or its subsidiaries that may have affected Romacorp's ability to pay amounts owing pursuant to the Existing Senior Notes (collectively, "Released Claims"); provided, that nothing herein shall release any obligation of Romacorp or any of its subsidiaries to: (a) indemnify its current and former directors or officers under its organizational documents, by-laws, employee-indemnification policies, state law, or any other agreement, (b) pay the new senior notes (as defined in the Offering Memorandum) in full in accordance with their terms, or

(c) to indemnify The Bank of New York pursuant to the terms of the indenture governing the Existing Senior Notes.

3.   Exculpation. Each Party and its Related Parties hereby exculpate one another and each other and each of their respective Related Parties from, and agree that each shall have and incur no liability to, nor be subject to any right or action by one another for acts, events or occurrences prior to the Release Date which directly or indirectly arise out of or are related to Released Claims; provided, that nothing herein shall exculpate from any obligation of Romacorp or its subsidiaries to: (a) indemnify its current and former directors or officers under its organizational documents, by-laws, employee-indemnification policies, state law, or any other agreement, (b) pay the new senior notes in full in accordance with their terms, or (c) to indemnify The Bank of New York pursuant to the terms of the indenture governing the Existing Senior Notes.

4.   Waiver. Each Party intends that this Release be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to herein. Each Party waives and relinquishes any rights and benefits to the full extent that they may lawfully waive all such rights and benefits pertaining to the subject matter of this Agreement. Each Party acknowledges that it is aware that it may later discover facts in addition to or different from those which they now know or believe to be true with respect to the subject matter of this Release, but it is their intention to fully and finally forever settle and release any and all matters, disputes and differences, known and unknown, suspected and unsuspected, which now exist, may later exist or may previously have existed between them, and that in furtherance of this intention, the releases given in this Agreement shall be and remain in effect as full and complete general releases notwithstanding discovery or existence of any such additional or different facts.

5.   Representations. Each Party warrants and represents to the other Parties that it has not assigned or transferred or purported to assign or transfer to any person or entity not a party to this Agreement any matter or any part or portion of any matter covered by this Agreement, and each of them agrees to indemnify and hold harmless the others from and against any Claims based upon or in connection with or arising out of any such assignment or transfer or purported or claimed assignment or transfer. Each Releasor acknowledges that this Agreement is intended to terminate and bar any Released Claims by it against each Releasee and to bar any future litigation in respect of Released Claims between the parties hereto, and that there is no agreement by any Releasee to make any payment or to do any act or thing other than as expressly stated herein. Each Party further represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and the performance of, fulfillment of and compliance with the terms and conditions hereof by such Party does not and will not: (i) conflict with or result in a breach of any of the organizational documents of such Party; (ii) violate any statute, law, rule or regulation, or any order, writ, injunction or decree of any court or governmental authority binding such Party; or (iii) violate or conflict with or constitute a default under any agreement, instrument or writing of any nature to which such Party is a party or by which such Party or its assets or properties may be bound, or which is reasonably likely to prevent consummation of the transactions contemplated in this Agreement.

6.   Reimbursement. Each Party agrees that, in the event that any Releasor related to such Party institutes any proceedings against any Releasee and the claims brought pursuant to such proceedings are held to be barred by this Release, then such Party will reimburse any Releasee sued in any such action for all fees and costs of any kind arising from any such claim or suit, including any costs and attorneys' fees incurred.

7.   Amendment. This Release may not be amended, modified, or supplemented, and no provision hereof may be waived, in whole or in part, without the written agreement of each Releasor and the affected Releasee to be bound by such amendment, modification, supplement or waiver.

8.   Severability. Any provision of this Release which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof or the validity or enforceability of such provision in any other jurisdiction.

9.   Joint Preparation. This Release is to be deemed to have been jointly prepared by the Parties and any uncertainty or ambiguity contained herein shall not be interpreted adversely against any Party, but according to the application of the rules of interpretation of contracts.

10.   Governing Law. This Release shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision that would require the application of the law of any other jurisdiction.

11.   Counterparts; Effectiveness. This Release may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Release. This Release shall become effective as against a Releasor when it shall have been executed by or on behalf of each Party (or, in the case of any Noteholder, deemed executed by such Noteholder pursuant to the terms and conditions of the Exchange Offer) and when each Party (other than any Noteholder) receives counterparts hereof which, when taken together, have been executed by or on behalf of each of the other Parties (other than the Noteholders).

* * * * *

IN WITNESS WHEREOF, each Party has caused this Release to be executed and delivered by its duly authorized officer or representative as of the date first above written.

ROMACORP INC.

By: _____
           Name:
           Title:

SENTINEL CAPITAL PARTNERS, L.P.

By: _____
           Name:
           Title:

THE BANK OF NEW YORK

By: _____
           Name:
           Title:

ACKNOWLEDGMENTS

STATE OF _____)

COUNTY OF _____)

On this day, before me personally appeared _____, known to me, who executed the foregoing Release and acknowledged to and before me that he executed such Release for the purposes therein stated. Witness my hand and official seal this _____ day of _____, 2003.

_____
Notary Public